FraserPapers

FILE No. 82-34837

07026768

SEC MAIL PROCESSING
RECEIVED
SEP 11 2007
WASH. D.C.
186 SECTION

August 29, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the documents listed on Schedule A to this letter.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

by: [signature]
Marina Mueller
Assistant Corporate Secretary

Enclosures

9/20

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

FraserPapers

Schedule A

1. News Release dated June 26, 2007 as to the completion of the rebuild of a pulp mill;
2. Alternate Monthly Report under proposed National Instrument 62-103 Re: Early Warning Reporting System, for the month ended June 30, 2007, in respect of the acquisition of additional securities and the increase in percentage of outstanding securities held by Howson Tattersall Investment Counsel Limited;
3. Notice declaring interest to be qualified under National Instrument 44-101 *Short Form Prospectus Distributions* dated July 9, 2007;
4. Early Warning Report dated July 12, 2007 in respect of the acquisition of additional securities and the increase in percentage of outstanding securities held by Brookfield Asset Management Inc.;
5. Notice of Intention to Distribute Securities dated July 19, 2007 in respect of Acadian Timber Income Fund;
6. News Release dated July 26, 2007 as to bridge financing to redeem long-term debt;
7. News Release dated August 1, 2007 as to second quarter financial results and repurchase of senior notes;
8. Interim consolidated financial statements for the second quarter ended June 30, 2007;
9. Management's Discussion and Analysis for the second quarter ended June 30, 2007;
10. Form 52-109F2 – Certification of Interim Filings (Chief Executive Officer);
11. Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer);
12. Interim Report to Shareholders for the six months ended June 30, 2007;
13. News Released dated August 24, 2007 as to the temporary shutdown of a sawmill; and
14. News Release dated August 27, 2007 as to energy and environmental initiatives at the Thurso pulp mill.

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

NEWS RELEASE

FraserPapers

FRASER PAPERS COMPLETES PULP MILL REBUILD

Announces Specialty Paper and Energy Optimization Plan

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 26, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today the completion of a $10 million capital rebuild of the recovery boiler at its Edmundston, New Brunswick sulphite pulp mill. The rebuild was completed during a recent 21 day outage and is expected to result in increased production in excess of 50 tons per day of pulp or 18,000 tons annually. Higher internal pulp production will displace purchases of higher cost market pulp at forecasted annual savings of approximately $3 million based on current market prices for softwood and hardwood kraft pulp.

The Company also announced a new initiative to further improve the financial performance of its specialty papers business by optimizing production at the adjacent paper mill located in Madawaska, Maine. The plan involves a transition of the Company's specialty paper business to its larger, more efficient paper machines, the permanent closure of the highest cost manufacturing capacity and a decreased reliance on fossil fuel with new energy reduction initiatives. The Company estimates savings from this optimization plan of an additional $14 million per year.

In summary, the optimization plan announced today includes:

- The permanent closure of paper machines No.1 and No.2, representing 70,000 tons per year of freesheet paper capacity or 14% of the total plant capacity, effective August 26, 2007;

- The transfer of specialty grades currently produced on these two paper machines to the remaining six paper machines at the Madawaska operation;

- A focus on growth in specialty uncoated groundwood papers with the permanent closure of one off-machine groundwood coating line, previously announced on May 31, 2007; and

- Specific energy initiatives, including the permanent closure of one oil-fired boiler and turbine, that will reduce green house gas emissions by 35% and oil consumption by 3.5 million gallons per year, effective October, 2007.

"The initiatives announced today will provide a much needed and immediate improvement to our business," said Peter Gordon, Fraser Papers' President and Chief Executive Officer. "Expected savings will be generated from reduced purchases of high cost market pulp, lower steam and power costs as a result of the closure of high cost, oil-fired boilers and higher manufacturing productivity. While we recognize the inevitable impact on individuals, families and the community, we believe it is the best course of action to ensure the long term success of our East Papers operations."

These changes will impact 135 employees at the Madawaska mill, including the 29 employees affected by the previously announced closure of the groundwood coating line. Certain employees may be eligible for an early retirement program. The Company will work with the union and local government agencies to assist individuals affected by this announcement to mitigate the impact of these transition measures.

"Moving our lightweight publishing and packaging grades to larger, more technologically advanced equipment will increase our capacity to serve and grow with existing and future customers in these key strategic markets," added Mr. Gordon. "We are committed to continuing to provide our customers with exceptional product quality and service."

Fraser Papers estimates the announced changes will result in a pre-tax restructuring charge in the second quarter of approximately $16 million.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to higher pulp production, the Company's optimization plan for its specialty paper business and energy reduction initiatives. The words "plan", "expect", "will", "forecast", "estimate", "believe", "future" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the planned higher pulp production, the optimization plan for the Company's specialty paper business and the energy reduction initiatives to differ materially from those set forth in the forward-looking statements include general economic conditions, demand for the Company's products, production issues, cost of fibre, energy and chemicals, market prices for softwood and hardwood kraft pulp, the Company's production, sales and marketing performance, union negotiations and the availability of suitable government programs, actual rationalization costs and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

ALTERNATIVE MONTHLY REPORT UNDER PROPOSED NATIONAL INSTRUMENT 62-103 RE: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: Howson Tattersall Investment Counsel Limited
70 University Avenue, Suite 1100
Toronto, Ontario M5J 2M4

REPORTING ISSUER: Fraser Papers Inc.

REPORT FOR END OF: June 30, 2007

REPORT OF SHARE ACQUISITIONS:

Howson Tattersall Investment Counsel Limited ("Howson Tattersall") reports that as a result of recent purchases, one or more of its mutual fund, pension fund or other client accounts held in aggregate 3,726,125 common shares of Fraser Papers Inc. at the end of the month of June, representing, based on Howson Tattersall's understanding, approximately 12.6% of the total shares outstanding. This represents an increase of 738,300 shares since the filing of the last Alternative Monthly Report.

PURPOSE OF THE ACQUISITION:

The securities were acquired for investment purposes only and not for the purpose of exercising control or direction over the Named Issuer. Howson Tattersall acts as an investment manager on behalf of mutual fund, pension fund and other client accounts and in respect of the acquired shares, specifically disclaims any beneficial ownership.

Howson Tattersall client accounts may from time to time acquire additional shares, dispose of some or all of the existing or additional shares or may continue to hold the shares.

RELIANCE ON EXEMPTION

This report has been issued in anticipation of the alternative reporting exemption described in the proposed National Instrument 62-103 respecting Early Warning Reporting. Neither Howson Tattersall nor any of its client accounts presently intend to:

(a) make a formal take-over bid for any securities of the Named Issuer; or

(b) propose a reorganization, amalgamation, merger arrangement or similar business combination with the Named Issuer which would result in Howson Tattersall's accounts controlling the issuer, alone or with others.

CONTACT PERSON:

For further information, contact:

Robert Tattersall
Executive Vice-President
Howson Tattersall Investment Counsel Limited
70 University Avenue, Suite 1100
Toronto, Ontario
M5J 2M4

Telephone: (416) 227-1617

DATE AND SIGNATURE:

This report is dated June 30, 2007 and is signed by an authorized officer of the alternative reporter.

HOWSON TATTERSALL INVESTMENT COUNSEL LIMITED

Per: Robert Tattersall
Robert Tattersall,
Executive Vice-President

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")

July 9, 2007

To: Ontario Securities Commission

Fraser Papers Inc. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

FRASER PAPERS INC.

By: *"Glen McMillan"*
Name: Glen McMillan
Title: Senior Vice President and Chief Financial Officer

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

1. **Name and Address of Offeror:**

Brookfield Asset Management Inc. (**"Brookfield"**)
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

Brascade Corporation (**"Brascade"**)
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On July 11, 2007, Brookfield acquired 2,000,000 common shares ("Common Shares") of Fraser Papers Inc. ("Fraser Papers"), representing approximately 7% of the outstanding Common Shares.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:**

Together with the 14,561,696 Common Shares previously owned, Brookfield beneficially owns 16,561,696 Common Shares, representing approximately 56% of the outstanding Common Shares through Brascade.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:**

a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

Brookfield and Brascade have ownership and control over all the Common Shares referred to in paragraph 3.

b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

None.

c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

None.

5. **The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:**

The Toronto Stock Exchange.

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Brookfield and Brascade have no current intention to sell or acquire additional Common Shares but may do so depending upon market circumstances.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

Not applicable.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

Dated at Toronto, Ontario the 12th day of July, 2007.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Brian D. Lawson

Name: Brian D. Lawson
Title: Managing Partner and Chief Financial Officer

BRASCADE CORPORATION

/s/ Sachin Shah

Name: Sachin Shah
Title: Chief Financial Officer

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:

   Acadian Timber Income Fund (the "Fund")

Selling security holder

2. Your name:

   Fraser Papers Inc. ("Fraser Papers")

3. The offices or positions you hold in the reporting issuer:

   Fraser Papers is an insider of the Fund.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No.

5. Number and class of securities of the reporting issuer you beneficially own:

   Fraser Papers owns 3,613,780 exchangeable Class B limited partnership units ("Class B LP Units") of Acadian Timber Limited Partnership, which are exchangeable for units ("Fund Units") of Acadian Timber Income Fund, on a one-for-one basis. Prior to any sale, Fraser Papers will exchange that number of the Class B LP Units necessary to obtain the number of Fund Units to be sold.

Distribution

6. Number and class of securities you propose to sell:

   Up to 3,613,780 Fund Units.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

   The securities will be sold through the facilities of the Toronto Stock Exchange ("TSX"), or by private agreement subject to compliance with requirements of the TSX.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date July 19, 2007

Fraser Papers Inc.
Your name (Selling security holder)

(signed) Glen McMillan
Your signature (or if a company, the signature of your authorized signatory)

Glen McMillan
Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal Information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O Leary Avenue
St. John's NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Bridge Financing to Redeem Long-Term Debt

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (July 26, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that it has secured an increase in the Company's revolving credit facility with CIT Business Credit Canada Inc.

Maximum borrowings available under the amended facility will be increased by $50 million to a total of $140 million. The amended facility will be for 120 days on substantially the same terms as the existing facility. The increased amount provides the Corporation with sufficient availability to redeem the $68 million of 8.75% Senior Notes outstanding. On June 4, 2007, the Corporation announced that it had commenced an offer to purchase all of the outstanding Senior Notes. This Offer expires on July 26, 2007.

The Corporation is considering a number of financing alternatives to repay increased borrowings under the facility.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon	Glen McMillan
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to borrowings and terms of the amendment to the Company's credit facility. The word "will" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the borrowings and terms of the amendment to the credit facility to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, changes in the capital markets, the Company's financial performance and liquidity position and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE FraserPapers

Fraser Papers Announces Second Quarter Results and Repurchase of Senior Notes

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (August 1, 2007) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the second quarter and year-to-date period ended June 30, 2007. The Company generated a net loss of $37.6 million or $1.28 per share during the second quarter. These results included a one time restructuring charge of $12.8 million, after tax ($0.43 per share), related to the announced closure of two paper machines and one coating line and $10.0 million ($9.3 million, after tax or $0.32 per share) related to maintenance and market-related downtime at the Company's paper operations.

During the second quarter of 2007, Fraser Papers announced a number of strategic initiatives:

- The permanent closure of two higher cost, uncoated freesheet paper machines representing a 70,000 ton capacity reduction, and the exit from coated groundwood paper markets with the closure of one off-machine coater at the East Papers operations. Anticipated cost reductions are approximately $10 million per year.

- The closure of an oil-fired boiler, effective October 31, which will result in a 35% reduction in greenhouse gas emissions and $4 million in annual energy cost savings at the Company's pulp mill in Edmundston, New Brunswick.

- The completion of a $10 million capital rebuild of the recovery boiler at the pulp mill in Edmundston, New Brunswick, which is expected to increase throughput by 18,000 tons per year of pulp or 8%. Additional internal production will displace market purchases of higher cost pulp resulting in $3 million savings from lower cost fibre for the Company's paper manufacturing operations.

- Announced the offer to purchase $68.5 million of outstanding long-term debt, which will settle on August 3, 2007.

"Our second quarter results reflect the activities involved with a significant reinvestment in our core specialty paper operations and the impact of market-related downtime at a number of our mills, higher costs for purchased fibre, chemicals and energy and continued weakness in the lumber markets. The rebuild at our pulp facility and announced closures of the paper machines and high cost, oil-fired boiler will contribute to lower fibre and energy costs in the second half of 2007. In addition, the announced exit from coated groundwood markets continues to narrow our focus on specialty packaging and printing paper segments where we can compete successfully. Improved productivity and cost reduction are continuing," said Peter Gordon, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

	Three Months Ended		Six Months Ended	
US $ MILLIONS, EXCEPT PER SHARE AMOUNTS	**June 30, 2007**	July 1, 2006	**June 30, 2007**	July 1, 2006
EBITDA	**$ (18.0)**	$ (8.9)	**$ (20.6)**	$ (7.0)
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Per share	**$ (1.28)**	$ (0.61)	**$ (1.62)**	$ (3.25)

Fraser Papers generated an EBITDA loss of $18.0 million for the second quarter of 2007, compared to an EBITDA loss of $2.6 million in the first quarter. During the second quarter, the Company took a 21 day planned maintenance shut at its integrated pulp mill in Edmundston, New Brunswick and the planned annual maintenance shut at its paper mill in Gorham, New Hampshire. These shuts negatively affected results by approximately $10.0 million. In addition, the stronger Canadian dollar negatively affected production costs by approximately $6 million, relative to the first quarter. After adjusting for down time and foreign exchange, the EBITDA loss of $2.0 million was a modest improvement over the first quarter of 2007.

On a year-to-date basis, the Company generated an EBITDA loss of $20.6 million, compared to an EBITDA loss of $7.0 million in 2006. Continued focus on improving product mix and cost reduction initiatives served to only partly offset the $21.5 million impact of down time and increased fibre, chemical and energy costs. The 2006 results included a $7.0 million loss related to unscheduled maintenance down time taken at the Company's East Papers operations.

Total paper shipments were unchanged from the first quarter. Shipments of specialty printing papers were down 17% from the first quarter financial printing peak. Shipments of specialty packaging papers improved 12% while shipments of commodity freesheet papers increased by 11,000 tons. Substantially all of the increase in commodity freesheet shipments were tradebook papers, which were certified to the standards of the Forest Stewardship Council ("FSC"), produced at the Gorham paper mill. A portion of the FSC certified papers were used in the production of the U.S. hardcover edition of *Harry Potter and the Deathly Hallows*. The Gorham mill received its FSC certification earlier in 2007. Despite the increase in commodity freesheet shipments in the quarter, year-to-date shipments are 13% below year ago levels, reflecting a continuing focus on specialty papers. Reference prices for commodity paper grades were unchanged compared to the first quarter. Net price realizations for Fraser Papers' specialty packaging grades declined slightly due to the change in product mix; pricing remained firm. During the second quarter, the Company took down time, representing approximately 23,000 tons, to control inventories and mitigate the impact of rising fibre costs at the East Papers and Gorham locations while internal pulp production ceased during the maintenance project in Edmundston.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec increased 11% over the first quarter as a result of increased internal shipments to the East Papers operations during the outage in Edmundston. Mill nets were marginally lower due to customer mix, despite a marginal increase in list prices. Production costs increased 7% as a result of the stronger Canadian dollar and increased oil costs.

Lumber markets remained weak in the quarter and domestic lumber prices fell marginally. Mill net realizations fell 8% from the first quarter when the Company achieved a premium on sales to the European market. During the second quarter the Company took significantly more downtime representing 47 MMfbm, compared to 18 MMfbm in the first quarter.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

During the second quarter, the Company maintained its focus on market opportunities in the specialty packaging and printing & writing segments, announcing the exit from the commodity lightweight coated groundwood market and the permanent closure of two small, high cost uncoated freesheet machines at its East Papers operations. These machines will close in the third quarter, reducing the overall cost structure of the East Papers operations. Benefits of approximately $10 million are anticipated as the Company eliminates its highest cost, marginal inputs and re-establishes an optimal fibre balance. The Company has qualified most grades on the remaining machines and will continue to work closely with its customers to complete this transition.

As part of a restructuring of the East Papers operations, the Company also announced the closure of one oil-fired boiler at Edmundston, which will result in a 35% reduction in green house gas emissions and approximately $4 million in savings as a result of lower oil consumption.

Product development continues to be an important component of the Company's marketing initiatives. During the second quarter, the Company developed nine new specialty products for applications in the food packaging, converting and consumer goods market segments. Approximately 13% of products sold in 2007 represent products that were developed in the past 24 months.

Margin Improvement and Cost Reduction
The Company completed a 21 day planned maintenance outage to rebuild the recovery boiler at its integrated pulp mill in Edmundston, New Brunswick. Since re-starting in late June, pulp production from the Edmundston mill has averaged approximately 700 tons per day compared to 650 tons per day in the first six months of 2007. Each additional ton of pulp produced will displace market purchases of softwood kraft pulp at current savings in excess of $200 per ton.

Margin improvement initiatives and benefits from the closure of the Berlin pulp mill in 2006 generated $12.0 million in 2007 relative to 2006, with improved sales mix and fibre utilization as the primary contributors. Unfortunately, these margin improvements served to only partly offset the impact of market and maintenance downtime, increased fibre costs and lower lumber prices.

Repayment of Senior Notes
Pursuant to a tender offer made on June 1, 2007 to all holders of 8.75% Senior Notes due in March 2015, 99.93% of Senior Notes were tendered to the Trustee. On July 31, 2007, the Company funded the purchase of these Senior Notes, at par, for $70.7 million, including accrued interest of $2.2 million. The purchase is expected to settle on August 3. In addition, the Company is submitting $15.5 million of Senior Notes it owned to the Trustee for cancellation. The purchase was financed through a $50 million increase in the Company's revolving credit facility with its current lender. The $50 million increase is available to the Company for 120 days on substantially the same terms as the Corporation's existing facility. The Company is reviewing a number of options to repay these borrowings including the sale of all or part of its interest in Acadian Timber Income Fund.

OUTLOOK

Fraser Papers' strategic decision to exit the lightweight coated groundwood paper markets and permanently close 70,000 tons of uncoated freesheet paper capacity will lead to improved product mix and a targeted focus on specialty packaging and printing papers. The impact of these initiatives, combined with the rebuild of the recovery boiler and permanent closure of an oil-fired boiler in Edmundston, New Brunswick, is expected to reduce the overall cost of production at the Company's East Papers operations by a total of $17 million annually. The Company will continue to reduce costs and improve operating performance at all of its operations.

Demand for the Company's specialty packaging papers is expected to remain firm and business opportunities for packaging applications continue to increase. Although the Company has seen the substitution of plastic for certain packaging applications, the movement toward renewable, recyclable products is expected to lead to additional demand for lighter weight, paper based consumer packaging products. Demand for specialty printing products has been lower in part due to softness in retail, automobile and home building segments as well as the postal rate increase in the United States. Given its ability to produce lightweight printing and uncoated groundwood papers, the Company anticipates it will benefit from a move to lighter weight papers, to reduce mailing costs. Commodity freesheet markets appear to be stable in the face of widespread market downtime and continued rationalization of capacity.

List prices for northern bleached hardwood kraft pulp continue their upward momentum as world demand continues to be strong. However, hardwood pulp mill start-ups in Asia and South America are likely to reduce pricing pressure.

The housing market in the United States remains challenging with starts more than 30% below recent peak levels. Mortgage defaults in the sub-prime market are expected to continue and to lead to increased inventories and low demand for new homes. The Company will continue to evaluate sawmill downtime against the requirement for wood chips and biomass fuel for the paper operations.

Fraser Papers will continue to focus on reducing costs, increasing market share and improving operating and financial results at all of its operations. The Company has scheduled its annual shutdowns at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec in October.

SECOND QUARTER CONFERENCE CALL

Fraser Papers' second quarter investor conference call can be accessed by teleconference on Thursday, August 2, 2007 at 9:50 a.m. (Eastern time) by dialing 1-877-871-4107 (toll free in North America) or 416-620-5683 (International). The call will be archived through September 30, 2007 and can be accessed by dialing 416-620-5683 or 1-877-871-4107 and quoting the reservation number 21343466. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

****

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice-President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. The words "anticipate", "will", "expect", "result", "plan", "continue", "approximately", "likely", "can" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007

(unaudited)

(US$ millions)	As at Jun 30, 2007	As at Dec 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 3.4	$ 12.7
Accounts receivable	81.7	106.2
Inventory	124.6	118.3
Future income taxes	3.0	0.7
	212.7	237.9
Property, plant and equipment	267.6	279.1
Other assets	48.1	37.2
	$ 528.4	$ 554.2
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	91.3	86.3
Long-term debt *(note 7)*	78.3	66.6
Other liabilities	54.0	51.1
Future income taxes	19.0	18.3
Shareholders' equity *(note 10)*	285.8	331.9
	$ 528.4	$ 554.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
JUNE 30, 2007

(unaudited)	Three Months Ended		Six Months Ended	
(US$ millions, except per share amounts)	**Jun 30 2007**	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Net sales	**$ 181.7**	$ 207.7	**$ 356.1**	$ 423.6
Loss before the following:	**$ (18.0)**	$ (8.9)	**$ (20.6)**	$ (7.0)
Restructuring charges *(note 3)*	**(12.8)**	—	**(12.8)**	—
Gain on sale of NB Timberlands *(note 4)*	—	—	—	71.0
Losses from Smart Papers *(note 5)*	—	—	—	(107.4)
Closure of pulp mill *(note 6)*	—	—	—	(50.3)
Other	**0.7**	(2.2)	**1.3**	2.9
Interest income	—	1.3	**0.3**	2.6
Interest expense	**(2.0)**	(2.9)	**(3.6)**	(6.3)
Loss before depreciation and income taxes	**(32.1)**	(12.7)	**(35.4)**	(94.5)
Depreciation	**(7.5)**	(7.9)	**(15.0)**	(16.1)
Income tax recovery *(note 9)*	**2.0**	2.3	**2.7**	13.9
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Loss per share (basic and fully diluted)	**$ (1.28)**	$ (0.61)	**$ (1.62)**	**$ (3.25)**
Weighted average number of shares (thousands)	***29,510***	29,510	***29,510***	*29,510*
Deficit				
Balance, beginning of period	**$ (172.1)**	$ (126.6)	**$ (162.0)**	$ (48.2)
Loss	**(37.6)**	(18.3)	**(47.7)**	(96.7)
Balance, end of period	**$ (209.7)**	$ (144.9)	**$ (209.7)**	$ (144.9)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME AND CUMULATIVE OTHER COMPREHENSIVE INCOME
JUNE 30, 2007

(unaudited) (US$ millions)	*Three Months Ended* Jun 30, 2007	*Six Months Ended* Jun 30, 2007
Loss	$ (37.6)	$ (47.7)
Changes in unrealized net gains on cash flow hedges	0.9	1.3
Changes in unrealized net gains on lumber hedges	(0.1)	0.2
Tax impact of above	(0.3)	(0.5)
Other comprehensive income	0.5	1.0
Comprehensive loss	$ (37.1)	$ (46.7)
Cumulative other comprehensive income		
Balance, beginning of period	0.3	—
Transition adjustment	—	(0.2)
Other comprehensive income for the period	0.5	1.0
Balance, end of period	$ 0.8	$ 0.8

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
JUNE 30, 2007

(unaudited)	*Three Months Ended*		*Six Months Ended*	
	Jun 30	Jul 1	**Jun 30**	Jul 1
(US$ millions)	**2007**	2006	**2007**	2006
Cash provided by (used for):				
Operating Activities				
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Items not affecting cash:				
Depreciation	**7.5**	7.9	**15.0**	16.1
Future income taxes *(note 9)*	**(0.9)**	5.2	**(2.0)**	(15.7)
Restructuring charges *(note 3)*	**12.8**	—	**12.8**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	(71.0)
Losses from Smart Papers *(note 5)*	**—**	—	**—**	107.4
Closure of pulp mill *(note 6)*	**—**	—	**—**	50.3
Employment benefit plan expense *(note 8)*	**2.8**	6.1	**5.4**	11.1
Employment benefit plan funding *(note 8)*	**(8.1)**	(10.6)	**(14.6)**	(21.0)
Other items *(note 5)*	**(2.5)**	(18.2)	**(2.0)**	(22.4)
	(26.0)	(27.9)	**(33.1)**	(41.9)
Net change in non-cash working capital balances	**44.6**	25.3	**24.9**	5.0
	18.6	(2.6)	**(8.2)**	(36.9)
Investing Activities				
Capital investments	**(9.6)**	(4.0)	**(12.6)**	(5.0)
Proceeds on sale of NB Timberlands *(note 4)*	**—**	—	**—**	94.0
	(9.6)	(4.0)	**(12.6)**	89.0
Financing Activities				
Borrowings under revolving credit facility	**(0.5)**	—	**11.5**	—
Repayment of long-term debt *(note 7)*	**—**	(51.5)	**—**	(51.5)
Purchase of long-term debt *(note 7)*	**—**	(0.8)	**—**	(25.9)
	(0.5)	(52.3)	**11.5**	(77.4)
Increase (decrease) in cash and cash equivalents, net of bank indebtedness	**$ 8.5**	$ (58.9)	**$ (9.3)**	$ (25.3)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation.

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges*. With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes, which are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are recorded at amortized cost. Convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin") are held by the Company, do not have a quoted market price and are measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized cost and are classified as other financial liabilities.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result, the carrying value of unamortized financing costs of $1.9, as at December 31, 2006 relating to the Company's senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. These costs are being amortized over the term of the Notes, which are due in 2015.

Hedge accounting, as outlined in Section 3865, requires that the Company document its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company is also required to assess the effectiveness of the hedging relationship throughout its term and that it remains consistent with the Company's risk strategy.

The effective portion of changes in fair value of derivatives that are classified as cash flow hedges is recognized in other comprehensive income. Any gains or losses in fair value relating to the ineffective portion are recognized immediately in net income. Amounts accumulated in other comprehensive income are reclassified into net income as the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income remains until the forecasted transaction is eventually recognized in net income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to net income.

Note 3. Closure of Paper Machines

During the second quarter, Fraser Papers announced a strategic decision to permanently shut down two paper machines and one off-machine coater at its East Papers operations. As a result, Fraser Papers has recorded a charge of $12.8 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8. Additional charges of $5.3 will be incurred as details of termination benefits are finalized.

Note 4. Sale of New Brunswick Timberlands

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

The sale of the NB Timberlands resulted in a gain of $71.0. Net proceeds were $125.0 and included $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

On June 1, 2007 Fraser Papers filed notice with regulatory authorities its intent to pursue the sale of up to all of its interest in Acadian. No securities of Acadian were disposed of in the quarter.

At June 30, 2007, the net book value of the investment is nil. The investment is estimated to have a fair market value of $38.1 (2006 – $28.7), based on quoted market prices at June 30, 2007. During the year the Company received distributions of $1.3 (2006 – $1.0) from Acadian, including $0.7 (2006 - $0.8) in the second quarter.

Note 5. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4, in the second quarter of 2006 consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $33.4 related to receivables from Smart Papers and estimated accruals. During the quarter and for the six months ended June 30, 2007, net payments of $0.7 and $0.8, respectively (2006 – $14.3 and $14.3) were made against the accrual. As at June 30, 2007 a balance of $6.5 remains unpaid related to these accruals.

Note 6. Closure of Berlin Pulp Mill

In the first quarter of 2006, Fraser Papers announced the permanent shut down of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals.

Note 7. Long-term Debt

On March 15, 2005, the Company issued Notes which bear interest at 8.75% and are due in 2015. The indenture agreement ("Indenture") governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

On June 1, 2007, Fraser Papers announced an offer to purchase all of the outstanding Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest. Under the terms of the Indenture, the Company is required to make an offer to purchase substantially all of the Notes, with the excess proceeds resulting from the sale of the NB Timberlands. A write-down of deferred financing costs of $1.7, will be recorded as part of the purchase transaction. The offer expired on July 26, 2007.

During the six months ended July 1, 2006, the Company purchased $30.0 in principal amount of Notes in the market, including $1.0 in the second quarter. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

During the second quarter of 2006, the Company closed its tender offer to repay $66.0 in principal amount of the Notes. The Company repaid $51.5 of Notes to the public and cancelled $14.5 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.5, related to the repayments under the tender offer has been reflected in the Consolidated Statements of Operations and Statement of Cash Flows.

The Company's $90.0 revolving credit facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At June 30, 2007, $54.2 (2006 – $40.0) of this facility was utilized, $11.5 (2006 – $nil) for operating bank loans and the balance in the form of letters of credit. Subsequent to the end of the second quarter, the Company increased its revolving credit facility to $140.0. The $50.0 increase will mature on November 28, 2007.

No interest payments were made on long-term debt in the second quarter of 2007 (2006 – $1.3). For the six months ended June 30, 2007, the Company made interest payments of $3.0 (2006 – $7.6).

Note 8. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totalled $2.8 (2006 – $6.1). For the six months ended June 30, 2007, employee benefit costs for pensions and post retirement benefits totalled $5.4 (2006 - $11.1). Employee benefit plan funding amounted to $8.1 (2006 – $10.6) during the quarter and $14.6 (2006 - $21.0) for the six months ended June 30, 2007.

Note 9. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Six Months Ended*	
	Jun 30 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Current tax expense (recovery)	**$ 0.3**	$ 7.5	**$ 0.7**	$ (1.8)
Future income tax expense (recovery)	**(2.3)**	(5.2)	**(3.4)**	15.7
Income tax expense (recovery)	**$ (2.0)**	$ 2.3	**$ (2.7)**	$ 13.9

During the quarter and six months the Company paid $0.4 on income and income-related taxes (2006 – $0.5 and $1.0, respectively).

Note 10. Shareholders' Equity

	As at Jun 30 2007	As at Dec 31 2006
Common shares – 29,509,876 outstanding	**$ 490.0**	$ 490.0
Contributed surplus	**4.7**	3.9
Accumulated other comprehensive income	**0.8**	—
Deficit	**(209.7)**	(162.0)
	$ 285.8	$ 331.9

Note 11. Commitments and Contingencies

Commodity Hedges

At the end of the quarter, Fraser Papers held lumber futures contracts representing approximately 13.2 million board feet of lumber (2006 – nil). These contracts mature in the third quarter and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the Statements of Operations. An unrealized gain of $0.2 has been reported in Other Comprehensive Income. No gains were realized during the quarter or during the six months ended June 30, 2007 (2006 – $0.7 and $1.0, respectively). These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as a hedge against a portion of future lumber sales.

Foreign Exchange Hedges

As at June 30, 2007, the Company has forward foreign exchange contracts outstanding of CAD$54.0 (2006 – CAD$57.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations include a realized gain of $4.3 (2006 –$2.2) on matured forward foreign exchange contracts and an unrealized gain of $0.3 (2006 – 0.7) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Fraser Papers also has net forward foreign exchange contracts of $4.3 (2006 – $20.7), which are designated as a hedge against future Canadian dollar cash flows. These contracts have varying maturity dates, with the last contract maturing during 2007. The Consolidated Statements of Operations include a realized gain of $0.7 (2006 – $0.1) on matured forward foreign exchange contracts. An unrealized gain of $1.0 is recorded in Other Comprehensive Income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Guarantees

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $5.6.

Note 12. Related Party Transactions

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related as a result of Brookfield owning a significant equity position in the Company. Acadian is a related party by virtue of the Company's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter and the six months, Fraser Papers purchased approximately $1.5 and $3.1, respectively (2006 – $2.7 and $7.4) of electricity from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $0.4 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $1.8 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the six months, Fraser Papers earned a management fee of $1.8 and $3.6 (2006 – $1.3 and $3.8) from Katahdin and $1.8 (2006 – $2.1) is included in accounts receivable.

During the quarter and the six months, Fraser Papers sold $0.9 and $2.2 (2006 – $0.1 and $0.5) of goods and services to Katahdin. $0.9 (2006 - $2.0) is included in accounts receivable.

Fraser Papers entered into a 20 year Fibre Supply Agreement with Acadian. During the quarter and the six months, purchases of fibre from the Fund amounted to $3.1 and $14.8, respectively (2006 – $3.3 and $11.8, respectively). In addition the Company's equity interest in the fund generated distributions of $0.7 (2006 – $0.8) during the quarter and $1.3 (2006 – $1.0) for the six months ended June 30, 2007. Fraser Papers has a payable of $1.6 (2006 – $0.1) owing to Acadian, as at June 30, 2007.

Brookfield has provided the Company with a facility with a notional amount of $150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At June 30, 2007, the Company has entered into forward foreign exchange contracts of CAD$54.0 (2006 – CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $10.9 (2006 – $20.7) as a hedge against future Canadian dollar cash flows, under this facility.

Note 13. Segmented Information

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 1, 2007

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended June 30, 2007 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Subsequent to the end of the second quarter, Brookfield acquired additional common shares of Fraser Papers which brings their total common share ownership of the Company's outstanding shares to 56%.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. Despite stable markets for its specialty paper products, the second quarter results were negatively impacted by a significant planned maintenance outage at its Edmundston, New Brunswick sulphite pulp mill and annual maintenance outages at its paper mills in Madawaska, Maine and Gorham, New Hampshire. Also impacting results were market-related downtime on a number of paper machines and at our sawmills, as well as high energy costs and the stronger Canadian dollar. Continued weak housing markets have depressed demand for lumber and other building products. Results from our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, continued to provide negative results.

STRATEGY

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty printing and packaging applications;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and development of new products to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Fraser Papers' core business is specialty papers with the capacity to produce 610,000 tons of freesheet and groundwood papers annually at two locations. We recently announced plans to permanently close an off-machine coater and two uncoated freesheet paper machines in the third quarter of 2007 at the Madawaska, Maine paper mill to target our focus on specialty packaging and printing papers. Fraser Papers also operates three pulp mills and four lumber mills to secure a reliable supply of raw materials to the paper making process.

MARKET FOCUS AND COMPETITIVE ADVANTAGE

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are currently focused on are generally between 100,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 75% of our 610,000 tons of annual production are in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and hi-bright and specialty groundwood papers.

In the second quarter, Fraser Papers announced three strategic initiatives that will lower costs and continue to focus our manufacturing capability toward specialty papers.

- Permanent closure of two freesheet paper machines at our Madawaska, Maine paper mill which represents approximately 15% of the paper mill's capacity. These closures are consistent with our strategy of focusing on value-added products and surpassing industry benchmarks for efficiency by transferring specialty freesheet to more efficient paper machines at the Madawaska facility and reducing commodity freesheet production.
- Permanent closure of an off-machine coater for coated groundwood products at our Madawaska, Maine paper mill. This closure is aligned with our strategy of focusing on value-added products by exiting lightweight coated commodity groundwood products for which we are non-competitive. The closure will also increase our capacity of specialty groundwood and lightweight printing grades.
- Closure of an oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which will improve our operating excellence. The closure will reduce oil consumption by 3.5 million gallons per year, resulting in $4 million in energy savings and lower greenhouse gas emissions by 35%.

The Company estimates annual savings from these initiatives to be $14 million per year.

Fraser Papers also completed a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill. The outage included $9.2 million in capital spending to rebuild the recovery boiler at the integrated pulp mill and increased maintenance, other costs and downtime of $8.9 million during the quarter. This outage supports our strategy of surpassing industry benchmarks for fibre costs by increasing internal pulp production by 8% over 2007 year-to-date levels. The increased throughput will enable the Madawaska paper mill to displace purchased fibre with expected annual savings in excess of $3 million.

OPERATING INITIATIVES AND MARGIN IMPROVEMENT INITIATIVES

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce papers that we can sell profitability into growing market segments. Fraser Papers has had a margin improvement program in place for many years, which has successfully reduced costs. Over the past three years, rising input costs and foreign exchange factors have more than offset margin improvement initiatives.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Paper operations					
EBITDA[1] (US$ million)	**(12.4)**	2.6	(7.1)	**(9.8)**	(3.9)
Less: Impact of outages	**(10.0)**	(0.1)	(7.0)	**(10.1)**	(7.0)
Adjusted EBITDA[2]	**(2.4)**	2.7	(0.1)	**0.3**	3.1
Adjusted EBITDA Margin ($ per ton)	**(16)**	18	(1)	**1**	9
Adjusted Average Cash Cost[1] ($ per ton)	**927**	905	873	**916**	856
Pulp operations					
EBITDA[1] (US$ million)	**0.2**	1.6	(2.9)	**1.8**	(7.5)
Less: Impact of Berlin pulp mill	**—**	—	(1.6)	**—**	(4.1)
Less: Impact of pulp hedges	**—**	—	(0.8)	**—**	(1.3)
Adjusted EBITDA[2]	**0.2**	1.6	(0.5)	**1.8**	(2.1)
Adjusted EBITDA Margin ($ per tonne)	**3**	29	(7)	**16**	(15)
Adjusted Average Cash Cost[1] ($ per tonne)	**530**	496	499	**514**	495
Lumber operations					
EBITDA[1] (US$ million)	**(5.8)**	(6.8)	1.1	**(12.6)**	2.0
Less: Impact of duties refund	**—**	—	3.2	**—**	3.2
Adjusted EBITDA[2]	**(5.8)**	(6.8)	(2.1)	**(12.6)**	(1.2)
Adjusted EBITDA Margin ($ per Mmbfm)	**(64)**	(96)	(20)	**(78)**	(6)
Adjusted Average Cash Cost[1] ($ per Mmbfm)	**326**	376	339	**348**	334

(1) See "Definitions" section
(2) Adjusted EBITDA has been adjusted for outages, the Berlin pulp mill, pulp hedges and duties refund

Fraser Papers' generated an EBITDA loss of $18.0 million in the second quarter of 2007. The paper operations generated an EBITDA loss of $12.4 million, the pulp operations generated an EBITDA of $0.2 million and the lumber operations generated an EBITDA loss of $5.8 million.

After adjusting for the $10.0 million cost associated with the Edmundston sulphite pulp mill outage, the annual paper machine maintenance outages and the paper machine market-related downtime, paper operations in the second quarter of 2007 generated an EBITDA loss of $2.4 million, a decline of $5.1 million from the adjusted first quarter of 2007. The impact of the stronger Canadian dollar, higher fibre and oil costs and lower productivity levels accounted for the difference. After adjusting for $7.0 million in additional costs associated with the unplanned outages in the second quarter of 2006, the EBITDA in the second quarter of 2007 was a decline of $2.3 million from the adjusted second quarter of 2006. Paper pricing, with the exception of lightweight coated groundwood pricing, has improved in 2007 due to improved demand, and our targeted focus on specialty papers led to improved sales mix. However, average cash cost in the paper business increased due to purchased fibre and energy pricing and the strength of the Canadian dollar.

Pulp operations' EBITDA declined $1.4 million compared to the first quarter of 2007 with the average cash cost increasing $34 per tonne due to the strength of the Canadian dollar. EBITDA in the second quarter of 2007 has improved by $0.7 million over the adjusted EBITDA of the second quarter of 2006 due to an increase in benchmark pricing by 9% or $55 per tonne partially offset by the strong Canadian dollar.

Lumber operations' EBITDA improved by $1.0 million compared to the first quarter of 2007. After adjusting for the $3.2 million benefit of duty refunds in the second quarter of 2006, EBITDA declined by $3.7 million due to weak lumber markets as a result of slower North American housing demand. The lumber market has deteriorated since the second quarter of 2006 with weak demand and benchmark pricing down 14% or $52 per Mmbfm.

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant exchange rates and commodity prices. The margin improvement program generated $12.0 million in the first half of 2007, when compared to the first half of 2006. Improvements were derived primarily from improved sales product mix from strategic sales and marketing initiatives and improved fibre utilization.

PRE-TAX US$ MILLIONS		2007 YTD Margin Improvements
Sales Mix Optimization	$	6.1
Sales and Production Volume		(2.0)
Cost Reductions		7.9
Total	**$**	**12.0**

These initiatives served to only partially offset significant cost pressures from fibre, energy, chemical costs and market-related shutdowns, which totaled $21.5 million in the first six months of 2007.

PRE-TAX US$ MILLIONS		2007 YTD Uncontrollable Cost Pressures
Increased fibre pricing	$	(8.4)
Increased energy pricing		(4.1)
Increased chemical pricing		(1.4)
Market related shutdowns		(7.6)
Total	**$**	**(21.5)**

GROWTH INITIATIVES

Repayment of Senior Notes

In the second quarter, the Company determined that it would not be proceeding with the planned acquisition of Katahdin Holdings LLC. As a result of the termination of the purchase, the Company tendered for all of the outstanding 8.75% Senior Notes. The closing will take place on August 3, 2007. A write-down of deferred financing costs of $1.7 million will be recorded at that time. Subsequent to the end of the second quarter, the Company secured bridge financing from its current lenders to finance the repayment. The bridge loan matures in November 2007.

The Senior Notes were scheduled to mature in March of 2015.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Loss	Loss per share (basic and diluted)
2007			
2nd Quarter	**$ 181.7**	**$ (37.6)**	**$ (1.28)**
1st Quarter	174.4	(10.1)	(0.34)
2006			
4th Quarter	$ 187.2	$ (11.0)	$ (0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)
1st Quarter	215.9	(78.4)	(2.64)
2005			
4th Quarter	$ 219.1	$ (21.5)	$ (0.75)
3rd Quarter	226.3	(5.7)	(0.16)

OPERATING RESULTS

Net sales for the second quarter of 2007 were $181.7 million, as compared to $174.4 million in the first quarter of 2007. The increase was due to higher lumber volumes.

The loss for the second quarter of 2007 was $37.6 million, as compared to a loss of $10.1 million in the first quarter of 2007. The increased loss of $27.5 million is due to the effects of the Edmundston sulphite pulp mill outage and the associated costs of the permanent closure of two paper machines and an off-machine coater at the Madawaska mill.

As a result of the closures, Fraser Papers recorded a restructuring charge of $12.8 million of which $12.6 million are non-cash charges related to the impairment of assets, retirement costs and other charges. Additional charges of $5.3 million will be incurred as details of termination benefits are finalized, of which $3.7 million will be non-cash.

Net sales for the second quarter of 2007 were $181.7 million, as compared to $207.7 million in the second quarter of 2006. The decrease was mainly attributable to the poor lumber markets and the associated lower revenues and market downtime.

The loss for the second quarter of 2007 was $37.6 million, as compared to a loss of $18.3 million in the second quarter of 2006. The increased loss of $19.3 million is due to the effects of the Edmundston sulphite pulp mill outage and the associated costs of the permanent closure of two paper machines and an off-machine coater at the Madawaska mill. The second quarter of 2006 included pre-tax costs of $7.0 million related to unscheduled downtime at the pulp mill in Edmundston.

Net sales by segment for 2007 and 2006 were as follows:

	Three months ended			Six months ended	
US$ MILLIONS	**Jun 30 2007**	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Paper	**$ 181.7**	$ 174.4	$ 207.7	**$ 356.1**	$ 419.3
Timber	**n/a**	n/a	n/a	**n/a**	6.7
Inter-segment	—	—	—	—	(2.4)
Total	**$ 181.7**	$ 174.4	$ 207.7	**$ 356.1**	$ 423.6

EBITDA by segment was as follows:

	Three months ended			Six months ended	
US$ MILLIONS	**Jun 30 2007**	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Paper	**$ (18.0)**	$ (2.6)	$ (8.9)	**$ (20.6)**	$ (9.4)
Timber	**n/a**	n/a	n/a	**n/a**	2.4
Total	**$ (18.0)**	$ (2.6)	$ (8.9)	**$ (20.6)**	$ (7.0)

In the second quarter, the Paper segment generated an EBITDA loss of $18.0 million, a decrease of $15.4 million from the first quarter. The decrease is attributable to the planned Edmundston sulphite pulp mill outage, planned annual paper machine maintenance outages, paper machines market-related downtime and the impact of higher energy and a stronger Canadian dollar.

Realized paper prices declined by $22 per ton or 2% compared to the first quarter when a product mix included strong shipments of financial printing papers. In addition, selling prices for lightweight coated groundwood products fell in the second quarter. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") declined by 1% due to increased volume of internal pulp sales for the East Papers outage. Lumber pricing remains at depressed levels leading to widespread industry downtime. Cost pressures in all of our operations continued as the combined effect of higher chemical and energy costs resulted in an estimated $3.2 million increase in costs, as compared to the second quarter of 2006. (See discussion in "Business Segments")

Depreciation expense was $7.5 million in the quarter, as compared to $7.9 million in the comparable period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an inflow of $18.6 million as compared to an outflow of $2.6 million during the same quarter of 2006. During the second quarter, Fraser Papers reduced working capital by $44.6 million primarily in the form of log inventory after the seasonal spring build-up in the first quarter, lower paper inventories and a reduction in trade receivables. In addition, pulp inventory build-up ahead of the shutdown in Edmundston was reduced during the quarter. Operating cash flow before changes in working capital in the second quarter improved marginally compared to 2006.

Net debt and Capital Resources

Long term debt of $78.3 million includes $68.5 million of senior, unsecured notes, which bear interest at 8.75% and are due in 2015, net of transaction costs of $1.7 million. The indenture agreement governing the notes contains certain covenants, the more significant of which includes restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares. The remaining $11.5 million in long term debt consists of borrowings under the Company's committed, revolving credit facility. Borrowings under the $90 million facility are at market rates. At quarter end, an additional $42.7 million of this facility was utilized in support of letters of credit.

During the second quarter, the Company announced it would be tendering to purchase the outstanding 8.75% senior notes pursuant to a provision of the indenture governing the notes. The tender offer closes August 3, 2007. Subsequent to the end of the second quarter, the Company increased its revolving credit facility with CIT Business Credit Canada Inc. from $90 million to $140 million. The $50 million increase will be for a 120 day period on substantially the same terms as the Company's existing facility. The increased amount provides the Company with sufficient liquidity to redeem the outstanding senior notes.

During 2006, the Company reduced its total long-term debt by $79.0 million. Net debt as of June 30, 2007 was $74.9 million resulting in a net debt to net debt plus equity ratio of 21%.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $9.6 million compared to $4.0 million in the second quarter of 2006. The increased spending was due to the planned rebuild of the recovery boiler at the Edmundston pulp mill facility. The rebuild will increase production and reduce the Company's requirement to purchase external pulp at higher cost.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $8.1 million in the second quarter of 2007, a decrease of $2.5 million from the comparable period in 2006. The decrease is due to a lower funding requirement for the U.S. plans and a better overall funded position. During the quarter, the Company was denied regulatory approval to defer funding on certain of its pension plans and made a one-time, retroactive payment of $4.2 million in the second quarter. The Company is in the process of appealing the decision. If the Company is successful in appealing the decision, future funding requirements for certain pension plans will be lower.

Employee benefit plans funding was $14.6 million in the first six months of 2007, a decrease of $6.4 million from the comparable period in 2006. The decrease is due to lower funding requirement for the U.S. plans.

Benefit plan expense for the quarter was $2.8 million as compared to $6.1 million in the comparable quarter in 2006. The reduction of $3.3 million is mostly due to improved returns from invested assets. The Company also recorded additional benefit plan expense of $2.4 million as a result of the Madawaska paper machine closure. This expense was recorded in the financial statements as part of the $12.8 million restructuring charge.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of June 30, 2007:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 78.3	$ —	$ 11.5	$ —	$ 66.8
Operating leases	1.2	0.6	0.6	—	—
Purchase obligations	7.7	7.7	—	—	—
Total contractual obligations	$ 87.2	$ 8.3	$ 12.1	$ —	$ 66.8

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At June 30, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $5.6 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is no longer recognized or impaired and is recognized in income.

During the first quarter of 2007, Fraser Papers entered into futures contracts to deliver 13.2 million board feet of lumber at fixed prices. These contracts are still outstanding with maturity in the third quarter of 2007. No realized gain or loss has been reported. Unrealized gains of $0.2 million on these contracts have been recorded in the Statement of Other Comprehensive Income. At July 1, 2006, there were no outstanding lumber futures contracts outstanding.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar cash flows. In the quarter, the Company recognized $5.0 million of gains on these contracts. At June 30, 2007, the unrealized gains on these contracts amounted to $1.3 million. Realized and unrealized gains or losses on Canadian dollar-dominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income, until such time that the Canadian dollar cash flows being hedged are realized.

BUSINESS SEGMENTS

Paper Segment
The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills. Fraser Papers announced the permanent closure of two paper machines at its Madawaska, Maine paper mill, which will occur in the third quarter of 2007.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty groundwood papers, lightweight coated groundwood papers and towel, as well as hardwood pulp and softwood lumber. Following the closure of a groundwood coating line effective June 1, 2007, the Company will no longer manufacture lightweight coated groundwood.

The following is a summary of financial information for the Paper segment:

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Net sales	**$ 181.7**	$ 174.4	$ 207.7	**$ 356.1**	$ 419.3
EBITDA[1]	**(18.0)**	(2.6)	(8.9)	**(20.6)**	(9.4)
Depreciation	**7.5**	7.5	7.9	**15.0**	16.1
Capital investments	**9.6**	3.0	4.0	**12.6**	5.0

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty groundwood, lightweight coated groundwood, and towel.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US$ millions)	**138.9**	141.9	150.5	**280.8**	297.6
EBITDA (US$ millions)	**(12.4)**	2.6	(7.1)	**(9.8)**	(3.9)
EBITDA ($ per ton)	**(83)**	17	(43)	**(33)**	(12)
EBITDA margin[1]	**(9%)**	2%	(5%)	**(3%)**	(1%)
Shipments (000 tons)					
Specialty packaging	**19**	17	17	**36**	34
Specialty printing	**57**	69	79	**126**	157
Commodity freesheet papers	**22**	11	18	**33**	38
Specialty groundwood	**35**	31	28	**66**	55
Lightweight coated groundwood	**8**	12	15	**20**	32
Towel	**9**	9	9	**18**	19
	150	149	166	**299**	335
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,148**	1,160	1,135	**1,154**	1,132
Specialty printing	**987**	987	931	**987**	923
Commodity freesheet papers	**849**	868	817	**856**	775
Specialty groundwood	**806**	850	758	**826**	745
Lightweight coated groundwood	**705**	748	748	**730**	779
Towel	**788**	772	769	**780**	772
Weighted Average ($ per ton)	**916**	938	885	**927**	876
Average Cash Operating Cost ($ per ton)	**994**	906	915	**950**	877
Reference Prices ($ per ton)[2]					
50# offset rolls	**828**	827	836	**828**	792
34# no. 5 rolls	**888**	907	991	**898**	1,001
22.1# white directory	**765**	765	720	**765**	718

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions for specialty groundwood and specialty packaging grades continue to be healthy for Fraser Papers and we also experienced the effects of the end of the peak financial printing season for specialty printing. However, conditions continued to weaken in the coated groundwood segment. On the uncoated groundwood, product mix changes resulted in lower net realizations compared to the first quarter. These situations were reflected in a $22 per ton or 2% price decrease realized compared to the first quarter of 2007. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased modestly by $1 per ton, over the previous quarter to a level of $828 per ton.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In 2006, Fraser Papers had approximately 82% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are used for food applications which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging volumes increased by 2,000 tons compared to the first quarter of 2007 due to increased non-stain resistant products. Specialty packaging pricing and revenue realized in the second quarter of 2007 decreased modestly over the first quarter of 2007 due to a product mix which had a slight bias toward non-stain resistant products with lower pricing.

Specialty printing papers includes products that are characterized by tight technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes declined by 12,000 tons compared to the first quarter of 2007 due to the end of the peak financial printing season in the second quarter. Furthermore, the softness reported by the North American retail, home building and automobile manufacturing segments has directly reduced demand for bar code label and point-of-sale applications.

Commodity freesheet papers are a key focus of efforts to bottom-slice unprofitable grades and customers. However, in the second quarter, the volume for commodity freesheet increased by 11,000 tons over the first quarter due to shipments of Forest Stewardship Council ("FSC") tradebook papers produced at the Gorham paper mill. The Gorham mill received its FSC certification earlier in 2007. A portion of the FSC certified papers was used in the production of the U.S. hardcover edition of *Harry Potter and the Deathly Hallows*. Even with the large order in the second quarter, for the first six months of 2007, volume of commodity freesheet grades declined by 13% over the first six months of 2006 as Fraser Papers continued to narrow its focus on higher margin specialty packaging and printing paper products in strategic markets.

Fraser Papers' shipments of specialty groundwood products increased by 4,000 tons from the previous quarter. This was a result of the substitution of certain financial printing applications from a freesheet product to an uncoated groundwood product. Compared to the first quarter, however, average revenue realized was $44 per ton lower due to a strong financial printing product mix in the first quarter. Average benchmark pricing for uncoated groundwood (22.1# white directory) remained steady at $765 per ton.

Weak demand and reduced pricing for lightweight coated groundwood papers continued in the second quarter reflecting weakness in print advertising activity. Average benchmark pricing for coated groundwood (34# no. 5 rolls) declined by 2%, or $19 per ton, over the previous quarter to $888 per ton. Fraser Papers announced its exit from this market during the second quarter of 2007.

In the second quarter, Fraser Papers took the necessary steps to further improve the operating performance at its paper operations. Specifically, Fraser Papers completed a major maintenance outage at its Edmundston sulphite pulp mill to increase the production of internally-generated fibre to its paper machines. We also completed annual maintenance at the Gorham, New Hampshire paper mill, including a major overhaul on one paper machine in order to improve its operating efficiencies. Additionally, Fraser Papers has a company-wide initiative to improve operating performance at all of its mills. These initiatives are expected to improve throughput and the cash cost of operations. (See discussion in "Forward-looking Information")

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The paper operations generated negative EBITDA of $12.4 million in the second quarter on sales of $138.9 million. This compares to an EBITDA of $2.6 million in the first quarter of 2007 on sales of $141.9 million. The $15.0 million decrease in EBITDA compared to the first quarter was due to the planned sulphite pulp mill outage in Edmundston, planned paper mill maintenance outages and market related downtime.

During the pulp mill outage, the mill incurred additional maintenance expense, purchased softwood market pulp, and extended paper machine downtime at the Madawaska paper mill with the combined effect of $8.9 million. Four of the Madawaska paper machines were taken down for one week and the other four were taken down for three weeks during the outage to control inventories and complete maintenance. Additionally, there was a planned annual maintenance outage at the Gorham, New Hampshire paper mill with the effect of $0.7 million and four weeks of market downtime on one paper machine at the Gorham, New Hampshire paper mill due to weak market conditions with an effect of $0.4 million. Adjusting for the effects of these outages, the paper operations generated negative EBITDA in the second quarter of 2007 of $2.4 million which was $5.1 million below the adjusted first quarter of 2007. Revenues were lower as a result of the peak financial season in the first quarter. The Canadian dollar exchange rate and increased purchased fibre and energy pricing led to increased costs. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.85 in the first quarter of 2007.

Shipments were substantially unchanged from the first quarter.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The paper operations generated negative EBITDA of $12.4 million in the second quarter on sales of $138.9 million. Adjusting for the outages in the second quarter of 2007, the paper operations generated negative EBITDA of $2.4 million. This compares to a negative EBITDA of $7.1 million in the second quarter of 2006 on sales of $150.5 million. The second quarter of 2006 had unplanned outages with the effect of $7.0 million. Adjusting for the outage in the second quarter of 2006, the paper operations generated negative EBITDA of $0.1 million. The $2.3 million decrease in EBITDA compared to the second quarter of 2006 was due to increased costs for fibre, energy, and combined with the effect of the stronger Canadian dollar partly offset by improved selling prices. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments decreased by 10% in the second quarter of 2007 compared to last year's comparable quarter due to softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalog, magazine and commercial printing segments as publishers and printers work to changed formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The paper operations had a negative EBITDA of $9.8 million in the first six months of 2007 on sales of $280.8 million. Adjusting for the outages in the second quarter, the paper operations generated EBITDA of $0.3 million. This compares to a negative EBITDA of $3.9 million in the first six months of 2006 on sales of $297.6 million. The second quarter of 2006 had unplanned outages with the effect of $7.0 million. Adjusting for the outages in the second quarter, the paper operations generated an EBITDA of $3.1 million for the first six months of 2006. The $2.8 million decrease in EBITDA was due to increased fibre and energy cost partly offset by higher mill net realizations.

Shipments declined by 11% in the first six months of 2007 compared to the previous year's first six months due to softening market conditions in retail, auto and home building markets. As previously mentioned, the postal rate increases have impacted demand for print applications.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US$millions)	**18.7**	12.3	22.8	**31.0**	50.8
EBITDA (Thurso) (US$millions)	**0.2**	1.6	(0.5)	**1.8**	(2.1)
EBITDA (Berlin) (US$millions)	—	—	(1.6)	—	(4.1)
Loss on Pulp Hedge (US$millions)	—	—	(0.8)	—	(1.3)
Total EBITDA	**0.2**	1.6	(2.9)	**1.8**	(7.5)
Pulp EBITDA ($ per tonne)	**3**	29	(42)	**16**	(52)
EBITDA Margin(1)	**1%**	13%	(13%)	**6%**	(15%)
Shipments (000 tonnes)(2)	**61**	55	69	**116**	143
Average Revenue Realized ($ per tonne)(2)	**538**	544	504	**541**	485
Average Cash Operating Costs ($ per tonne)(4)	**530**	496	499	**514**	495
Reference Price ($ per tonne)(3)					
NBHK market pulp	**698**	690	643	**693**	629

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.
(4) Average cost operating costs are for the Thurso mill only

Market conditions have stabilized for the NBHK pulp market with average benchmark pricing improving by 1%, or $8 per tonne over the first quarter of 2007 to $698 per tonne. This is an improvement of 9% or $55 per tonne compared to the second quarter of 2006 in the average benchmark pricing.

Following the closure of Berlin pulp mill, Fraser Papers has redirected a portion of its market pulp to internal use placing the Company in a more balanced position for total market pulp volume.

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The pulp operations generated EBITDA of $0.2 million in the second quarter of 2007 on sales of $18.7 million. This was a $1.4 million EBITDA reduction from the previous quarter when the pulp operations generated EBITDA of $1.6 million on $12.3 million of sales. The $1.4 million reduction in EBITDA was primarily due to the effect of the stronger Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.85 in the first quarter of 2007.

Shipments increased by 11% in the second quarter of 2007 compared to the first quarter of 2007 as additional pulp was shipped to the Madawaska paper mill prior to the sulphite pulp mill outage at Edmundston.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The pulp operations generated EBITDA of $0.2 million in the second quarter of 2007 on sales of $18.7 million. This was a $3.1 million EBITDA improvement from the previous year's quarter when the pulp operations generated negative EBITDA of $2.9 million on $22.8 million of sales. The $3.1 million improvement in EBITDA was primarily due to improved average revenue realized of 7% as well as the closure of the Berlin mill and the expiration of certain pulp hedges at the end of 2006. The stronger Canadian dollar increased the cost for the pulp operation. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments declined by 12% in the second quarter of 2007 compared to the second quarter of 2006. In preparation for the East Papers pulp mill outage; we increased the pulp inventory for use by the paper machines during the outage. As a result of the unplanned paper machine market downtime taken in June, this inventory was not completely consumed. This inventory will ship in the third quarter.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The pulp operations generated an EBITDA of $1.8 million in the first six months of 2007 on sales of $31.0 million. This compares to the previous year's first six months negative EBITDA of $7.5 million on sales of $50.8 million. 2006 included an EBITDA loss of $4.1 million at the Berlin pulp mill which was permanently shutdown in 2006 and a loss of $1.3 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from negative EBITDA of $2.1 million in the first six months of 2006 to an EBITDA of $1.8 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $64 per tonne over 2006. Thurso's cash costs increased 4% to $514 per tonne compared to $495 per tonne in 2006 due to increased chemical and oil pricing.

Shipments declined by 19% in the first six months of 2007 compared to the comparable period of 2006 due to the closure of the Berlin pulp mill.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in Northern Maine.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US$millions)	**24.1**	20.2	34.4	**44.3**	70.9
Anti-dumping duties refund	**—**	—	3.2	**—**	3.2
EBITDA (US$millions)	**(5.8)**	(6.8)	1.1	**(12.6)**	2.0
EBITDA ($ per Mmfbm)	**(64)**	(96)	10	**(78)**	9
EBITDA Margin(2)	**(24%)**	(34%)	3%	**(28%)**	3%
Shipments (Mmfbm)	**91**	71	106	**162**	214
Average Revenue Realized ($ per Mmfbm)	**263**	285	319	**273**	327
Average Cash Operating Cost ($ per Mmfbm)(3)	**326**	376	339	**348**	334
Reference Price ($ per Mmfbm)(1)					
Boston SPF 2X4 #2&Btr	**326**	329	378	**327**	389

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for the lumber operations due primarily to the decline in U.S. housing starts from 2.1 million in 2004 and 2005 to an annualized 1.5 million in the second quarter of 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased $3 per Mmfbm from the first quarter of 2007, but are down 14% compared to second quarter of 2006.

During the second quarter, Fraser Papers' net revenue realized declined compared to the first quarter. In the first quarter, we produced lumber for the export market which had high net realizations, but also had a higher operating cost. In the second quarter, the market was such that it made it more profitable to produce domestic product, even though the average revenue realized was lower.

The Company addressed the depressed lumber prices in the second quarter by implementing market-related shutdowns for five weeks at the Plaster Rock, New Brunswick sawmill, nine weeks at the Juniper, New Brunswick sawmill and eight weeks at the sawmill in Ashland, Maine. Fraser Papers' sawmills are an important source of wood chips and biomass fuel for the East Papers operation. As such, operating decisions are made after considering wood chip and biomass requirements as well as lumber demand and prices.

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The lumber operations generated a negative EBITDA of $5.8 million in the second quarter of 2007 on sales of $24.1 million. This compares to a negative EBITDA in the first quarter of 2007 of $6.8 million on sales of $20.2 million. EBITDA improved by $1.0 million over the first quarter due to improved mix of domestic product and higher sales volumes partly offset by the stronger Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.85 in the first quarter of 2007.

Shipments increased by 28% in the second quarter compared to the first quarter as the sawmills reduced in-process and finished goods inventories.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The lumber operations generated a negative EBITDA of $5.8 million in the second quarter of 2007 on sales of $24.1 million. This compares to EBITDA in the second quarter of 2006 of $1.1 million which included the $3.2 million benefit of duty refunds. Excluding the effect of the duty refund, EBITDA declined by $3.7 million over the second quarter of 2007 due to weak market conditions and market-related shutdowns and the strength of the Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments decreased by 14% in the second quarter of 2007 compared to the second quarter of 2006 due to the market-related downtime.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The lumber operations generated a negative EBITDA of $12.6 million in the first six months of 2007 on sales of $44.3 million. This compared to an EBITDA of $2.0 million in the first six months of 2006. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 24% in the first six months of 2007 compared to the first six months of 2006 due to the market-related downtime.

Timber Segment

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Net sales	$ —	$ —	$ —	$ —	$ 4.3
EBITDA[1]	—	—	—	—	2.4
Depreciation	—	—	—	—	—
Capital investments	—	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the June 30, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006 except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines and the Berlin pulp mill and the impairment and other charges related to the Smart Papers bankruptcy filing are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown

risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser's business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Fraser Papers' strategic decision to exit the lightweight coated groundwood paper markets and permanently close 70,000 tons of uncoated freesheet paper capacity will lead to improved product mix and a targeted focus on specialty packaging and printing papers. The impact of these initiatives, combined with the rebuild of the recovery boiler and permanent closure of an oil-fired boiler in Edmundston, New Brunswick, is expected to reduce the overall cost of production at the Company's East Papers operations by a total of $17 million annually. The Company will continue to reduce costs and improve operating performance at all of its operations.

Demand for the Company's specialty packaging papers is expected to remain firm and business opportunities for packaging applications continue to increase. Although the Company has seen the substitution of plastic for certain packaging applications, the movement toward renewable, recyclable products is expected to lead to additional demand for lighter weight, paper based consumer packaging products. Demand for specialty printing products has been lower in part due to softness in retail, automobile and home building segments as well as the postal rate increase in the United States. Given its ability to produce lightweight printing and uncoated groundwood papers, the Company anticipates it will benefit from a move to lighter weight papers, to reduce mailing costs. Commodity freesheet markets appear to be stable in the face of widespread market downtime and continued rationalization of capacity.

List prices for northern bleached hardwood kraft pulp continue their upward momentum as world demand continues to be strong. However, hardwood pulp mill start-ups in Asia and South America are likely to reduce pricing pressure.

The housing market in the United States remains challenging with starts more than 30% below recent peak levels. Mortgage defaults in the sub-prime market are expected to continue and to lead to increased inventories and low demand for new homes. The Company will continue to evaluate sawmill downtime against the requirement for wood chips and biomass fuel for the paper operations.

Fraser Papers will continue to focus on reducing costs, increasing market share and improving operating and financial results at all of its operations. The Company has scheduled its annual shutdowns at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec in October.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS	Three months ended Jun 30 2007	Jul 1 2006	Six months ended Jun 30 2007	Jul 1 2006
Loss	$ (37.6)	$ (18.3)	$ (47.7)	$ (96.7)
Add: Interest expense, net	2.0	1.6	3.3	3.7
Less: Income tax recovery	(2.0)	(2.3)	(2.7)	(13.9)
Less: Gain on sale of NB Timberlands	—	—	—	(71.0)
Add: Restructuring Charges	12.8	—	12.8	—
Add: Losses from Smart Papers	—	—	—	107.4
Add: Closure of Berlin pulp mill	—	—	—	50.3
Add: Other	(0.7)	2.2	(1.3)	(2.9)
Add: Depreciation	7.5	7.9	15.0	16.1
EBITDA	$ (18.0)	$ (8.9)	$ (20.6)	$ (7.0)

NET DEBT

US$ MILLIONS	As at Jun 30 2007	Dec 31 2006
Debt	$ 66.8	$ 66.6
Less: Bank overdraft / Cash and short term-notes	3.4	12.7
Add: Borrowings under Credit facility	11.5	—
NET DEBT	$ 74.9	$ 53.9

CASH COST

US$ MILLIONS	Three months ended Jun 30 2007	Jul 1 2006	Six months ended Jun 30 2007	Jul 1 2006
Net Sales	$ 181.7	$ 207.7	$ 356.1	$ 423.6
Less: EBITDA	18.0	8.9	20.6	7.0
Add: Anti-dumping duties recovery	0.0	3.2	0.0	3.2
CASH COST	$ 199.7	$ 219.8	$ 376.7	$ 433.8

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, J. Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

J. Peter Gordon
President and Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

Glen McMillan
Senior Vice President
and Chief Financial Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

INTERIM REPORT TO SHAREHOLDERS

For the Six Months Ended June 30, 2007

(All financial references are in U.S. dollars unless otherwise noted)

	Three Months Ended		Six Months Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**June 30, 2007**	July 1, 2006	**June 30, 2007**	July 1, 2006
EBITDA	**$ (18.0)**	$ (8.9)	**$ (20.6)**	$ (7.0)
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Per share	**$ (1.28)**	$ (0.61)	**$ (1.62)**	$ (3.25)

In the second quarter ended June 30, 2007, we recorded a net loss of $37.6 million or $1.28 per share. These results included a one time restructuring charge of $12.8 million, after tax ($0.43 per share), related to the announced closure of two paper machines and one coating line and $10.0 million ($9.3 million, after tax or $0.32 per share) related to maintenance and market-related downtime at our paper operations.

STRATEGIC INITIATIVES

During the second quarter of 2007, we announced a number of strategic initiatives:

- The permanent closure of two higher cost, uncoated freesheet paper machines representing a 70,000 ton capacity reduction, and the exit from coated groundwood paper markets with the closure of one off-machine coater at the East Papers operations. Anticipated cost reductions are approximately $10 million per year.

- The closure of an oil-fired boiler, effective October 31, which will result in a 35% reduction in greenhouse gas emissions and $4 million in annual energy cost savings at our pulp mill in Edmundston, New Brunswick.

- The completion of a $10 million capital rebuild of the recovery boiler at the pulp mill in Edmundston, New Brunswick, which is expected to increase throughput by 18,000 tons per year of pulp or 8%. Additional internal production will displace market purchases of higher cost pulp resulting in $3 million savings from lower cost fibre for our paper manufacturing operations.

- Announced the offer to purchase $68.5 million of outstanding long-term debt, which will settle on August 3, 2007.

Our second quarter results reflect the activities involved with a significant reinvestment in our core specialty paper operations and the impact of market-related downtime at a number of our mills, higher costs for purchased fibre, chemicals and energy and continued weakness in the lumber markets. The rebuild at our pulp facility and announced closures of the paper machines and high cost, oil-fired boiler will contribute to lower fibre and energy costs in the second half of 2007. In addition, the announced exit from coated groundwood markets continues to narrow our focus on specialty packaging and printing paper segments where we can compete successfully. Improved productivity and cost reduction are continuing.

We generated an EBITDA loss of $18.0 million for the second quarter of 2007, compared to an EBITDA loss of $2.6 million in the first quarter. During the second quarter, we took a 21 day planned maintenance shut at our integrated pulp mill in Edmundston, New Brunswick and the planned annual maintenance shut at our paper mill in Gorham, New Hampshire. These shuts negatively affected results by approximately $10.0 million. In addition, the stronger Canadian dollar negatively affected production costs by approximately $6 million, relative to the first quarter. After adjusting for downtime and foreign exchange, the EBITDA loss of $2.0 million was a modest improvement over the first quarter of 2007.

On a year-to-date basis, we generated an EBITDA loss of $20.6 million, compared to an EBITDA loss of $7.0 million in 2006. Continued focus on improving product mix and cost reduction initiatives served to only partly offset the $21.5 million impact of downtime and increased fibre, chemical and energy costs. The 2006 results included a $7.0 million loss related to unscheduled maintenance downtime taken at our East Papers operations.

Total paper shipments were unchanged from the first quarter. Shipments of specialty printing papers were down 17% from the first quarter financial printing peak. Shipments of specialty packaging papers improved 12% while shipments of commodity freesheet papers increased by 11,000 tons. Substantially all of the increase in commodity freesheet shipments were tradebook papers, which were certified to the standards of the Forest Stewardship Council ("FSC"), produced at the Gorham paper mill. A portion of the FSC certified papers were used in the production of the U.S. hardcover edition of *Harry Potter and the Deathly Hallows*. The Gorham mill received its FSC certification earlier in 2007. Despite the increase in commodity freesheet shipments in the quarter, year-to-date shipments are 13% below year ago levels, reflecting a continued focus on specialty papers. Reference prices for commodity paper grades were unchanged compared [illegible] first quarter. Net price realizations for our specialty packaging grades declined slightly due to [illegible] in product mix; pricing remained firm. During the second quarter, we took downtime, representing [illegible]tely 23,000 tons, to control inventories and mitigate the impact of rising fibre costs at the East [illegible] and Gorham locations while internal pulp production ceased during the maintenance project in Edmundston.

Shipments of northern bleached hardwood kraft pulp from our pulp mill in Thurso, Quebec increased 11% over the first quarter as a result of increased internal shipments to the East Papers operations during the outage in Edmundston. Mill nets were marginally lower due to customer mix, despite a marginal increase in list prices. Production costs increased 7% as a result of the stronger Canadian dollar and increased oil costs.

Lumber markets remained weak in the quarter and domestic lumber prices fell marginally. Mill net realizations fell 8% from the first quarter when we achieved a premium on sales to the European market. During the second quarter we took significantly more downtime representing 47 MMfbm, compared to 18 MMfbm in the first quarter.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

During the second quarter, we maintained our focus on market opportunities in the specialty packaging and printing & writing segments, announcing the exit from the commodity lightweight coated groundwood market and the permanent closure of two small, high cost uncoated freesheet machines at our East Papers operations. These machines will close in the third quarter, reducing the overall cost structure of the East Papers operations. Benefits of approximately $10 million are anticipated as we eliminate our highest cost, marginal inputs and re-establish an optimal fibre balance. We have qualified most grades on the remaining machines and will continue to work closely with our customers to complete this transition.

As part of a restructuring of the East Papers operations, we also announced the closure of one oil-fired boiler at Edmundston, which will result in a 95% reduction in green house gas emissions and approximately $4 million in savings as a result of lower oil consumption.

Product development continues to be an important component of our marketing initiatives. During the second quarter, we developed nine new specialty products for applications in the food packaging, converting and consumer goods market segments. Approximately 13% of products sold in 2007 represent products that were developed in the past 24 months.

Margin Improvement and Cost Reduction

We completed a 21 day planned maintenance outage to rebuild the recovery boiler at our integrated pulp mill in Edmundston, New Brunswick. Since re-starting in late June, pulp production from the Edmundston mill has averaged approximately 700 tons per day compared to 650 tons per day in the first six months of 2007. Each additional ton of pulp produced will displace market purchases of softwood kraft pulp at current savings in excess of $200 per ton.

Margin improvement initiatives and benefits from the closure of the Berlin pulp mill in 2006 generated $12.0 million in 2007 relative to 2006, with improved sales mix and fibre utilization as the primary contributors. Unfortunately, these margin improvements served to only partly offset the impact of market and maintenance downtime, increased fibre costs and lower lumber prices.

Repayment of Senior Notes

Pursuant to a tender offer made on June 1, 2007 to all holders of 8.75% Senior Notes due in March 2015, 99.93% of Senior Notes were tendered to the Trustee. On July 31, 2007, we [illegible] the purchase of these Senior Notes, at par, for $70.7 million, including accrued interest [illegible] on. The purchase is expected to settle on August 3. In addition, we are submitting $15.[illegible] Senior Notes that we own to the Trustee for cancellation. The purchase was financed through a $[illegible] ion increase in our revolving credit facility with our current lender. The $50 million increase is available to us for 120 days on substantially the same terms as our existing facility. We are reviewing a number of options to repay these borrowings including the sale of all or part of our interest in Acadian Timber Income Fund.

OUTLOOK

Our strategic decision to exit the lightweight coated groundwood paper markets and permanently close 70,000 tons of uncoated freesheet paper capacity will lead to improved product mix and a targeted focus on specialty packaging and printing papers. The impact of these initiatives, combined with the rebuild of the recovery boiler and permanent closure of an oil-fired boiler in Edmundston, New Brunswick, is expected to reduce the overall cost of production at our East Papers operations by a total of $17 million annually. We will continue to reduce costs and improve operating performance at all of our operations.

Demand for our specialty packaging papers is expected to remain firm and business opportunities for packaging applications continue to increase. Although we have seen the substitution of plastic for certain packaging applications, the movement toward renewable, recyclable products is expected to lead to additional demand for lighter weight, paper based consumer packaging products. Demand for specialty printing products has been lower in part due to softness in retail, automobile and home building segments as well as the postal rate increase in the United States. Given our ability to produce lightweight printing and uncoated groundwood papers, we anticipate we will benefit from a move to lighter weight papers, to reduce mailing costs. Commodity freesheet markets appear to be stable in the face of widespread market downtime and continued rationalization of capacity.

List prices for northern bleached hardwood kraft pulp continue their upward momentum as [illegible] demand continues to be strong. However, hardwood pulp mill start-ups in Asia and South America are likely to reduce pricing pressure.

The housing market in the United States remains challenging with starts more than 30% below recent peak levels. Mortgage defaults in the sub-prime market are expected to continue and to lead to increased inventories and low demand for new homes. We will continue to evaluate sawmill downtime against the requirement for wood chips and biomass fuel for the paper operations.

We will continue to focus on reducing costs, increasing market share and improving operating and financial results at all of our operations. We have scheduled our annual shutdowns at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec in October.

Peter Gordon
President and CEO

Glen McMillan
Senior Vice President and CFO

August 1, 2007

Note: This interim report to shareholders contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. The words "anticipate", "will", "expect", "result", "plan", "continue", "approximately", "likely", "can" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 1, 2007

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended June 30, 2007 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Subsequent to the end of the second quarter, Brookfield acquired additional common shares of Fraser Papers which brings their total common share ownership of the Company's outstanding shares to 56%.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. Despite stable markets for its specialty paper products, the second quarter results were negatively impacted by a significant planned maintenance outage at its Edmundston, New Brunswick sulphite pulp mill and annual maintenance outages at its paper mills in Madawaska, Maine and Gorham, New Hampshire. Also impacting results were market-related downtime on a number of paper machines and at our sawmills, as well as high energy costs and the stronger Canadian dollar. Continued weak housing markets have depressed demand for lumber and other building products. Results from our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, continued to provide negative results.

STRATEGY

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty printing and packaging applications;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and development of new products to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Fraser Papers' core business is specialty papers with the capacity to produce 610,000 tons of freesheet and groundwood papers annually at two locations. We recently announced plans to permanently close an off-machine coater and two uncoated freesheet paper machines in the third quarter of 2007 at the Madawaska, Maine paper mill to target our focus on specialty packaging and printing papers. Fraser Papers also operates three pulp mills and four lumber mills to secure a reliable supply of raw materials to the paper making process.

MARKET FOCUS AND COMPETITIVE ADVANTAGE

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are currently focused on are generally between 100,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 75% of our 610,000 tons of annual production are in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and hi-bright and specialty groundwood papers.

In the second quarter, Fraser Papers announced three strategic initiatives that will lower costs and continue to focus our manufacturing capability toward specialty papers.

- Permanent closure of two freesheet paper machines at our Madawaska, Maine paper mill which represents approximately 15% of the paper mill's capacity. These closures are consistent with our strategy of focusing on value-added products and surpassing industry benchmarks for efficiency by transferring specialty freesheet to more efficient paper machines at the Madawaska facility and reducing commodity freesheet production.
- Permanent closure of an off-machine coater for coated groundwood products at our Madawaska, Maine paper mill. This closure is aligned with our strategy of focusing on value-added products by exiting lightweight coated commodity groundwood products for which we are non-competitive. The closure will also increase our capacity of specialty groundwood and lightweight printing grades.
- Closure of an oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which will improve our operating excellence. The closure will reduce oil consumption by 3.5 million gallons per year, resulting in $4 million in energy savings and lower greenhouse gas emissions by 35%.

The Company estimates annual savings from these initiatives to be $14 million per year.

Fraser Papers also completed a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill. The outage included $9.2 million in capital spending to rebuild the recovery boiler at the integrated pulp mill and increased maintenance, other costs and downtime of $8.9 million during the quarter. This outage supports our strategy of surpassing industry benchmarks for fibre costs by increasing internal pulp production by 8% over 2007 year-to-date levels. The increased throughput will enable the Madawaska paper mill to displace purchased fibre with expected annual savings in excess of $3 million.

OPERATING INITIATIVES AND MARGIN IMPROVEMENT INITIATIVES

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce papers that we can sell profitability into growing market segments. Fraser Papers has had a margin improvement program in place for many years, which has successfully reduced costs. Over the past three years, rising input costs and foreign exchange factors have more than offset margin improvement initiatives.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Paper operations					
EBITDA(1) (US$ million)	**(12.4)**	2.6	(7.1)	**(9.8)**	(3.9)
Less: Impact of outages	**(10.0)**	(0.1)	(7.0)	**(10.1)**	(7.0)
Adjusted EBITDA(2)	**(2.4)**	2.7	(0.1)	**0.3**	3.1
Adjusted EBITDA Margin ($ per ton)	**(16)**	18	(1)	**1**	9
Adjusted Average Cash Cost(1) ($ per ton)	**927**	905	873	**916**	856
Pulp operations					
EBITDA(1) (US$ million)	**0.2**	1.6	(2.9)	**1.8**	(7.5)
Less: Impact of Berlin pulp mill			(1.6)		(4.1)
Less: Impact of pulp hedges			(0.8)		(1.3)
Adjusted EBITDA(2)	**0.2**	1.6	(0.5)	**1.8**	(2.1)
Adjusted EBITDA Margin ($ per tonne)	**3**	29	(7)	**16**	(15)
Adjusted Average Cash Cost(1) ($ per tonne)	**530**	496	499	**514**	495
Lumber operations					
EBITDA(1) (US$ million)	**(5.8)**	(6.8)	1.1	**(12.6)**	2.0
Less: Impact of duties refund	**—**	—	3.2	**—**	3.2
Adjusted EBITDA(2)	**(5.8)**	(6.8)	(2.1)	**(12.6)**	(1.2)
Adjusted EBITDA Margin ($ per Mmbfm)	**(64)**	(96)	(20)	**(78)**	(6)
Adjusted Average Cash Cost(1) ($ per Mmbfm)	**326**	376	339	**348**	334

(1) See "Definitions" section
(2) Adjusted EBITDA has been adjusted for outages, the Berlin pulp mill, pulp hedges and duties refund

Fraser Papers' generated an EBITDA loss of $18.0 million in the second quarter of 2007. The paper operations generated an EBITDA loss of $12.4 million, the pulp operations generated an EBITDA of $0.2 million and the lumber operations generated an EBITDA loss of $5.8 million.

After adjusting for the $10.0 million cost associated with the Edmundston sulphite pulp mill outage, the annual paper machine maintenance outages and the paper machine market-related downtime, paper operations in the second quarter of 2007 generated an EBITDA loss of $2.4 million, a decline of $5.1 million from the adjusted first quarter of 2007. The impact of the stronger Canadian dollar, higher fibre and oil costs and lower productivity levels accounted for the difference. After adjusting for $7.0 million in additional costs associated with the unplanned outages in the second quarter of 2006, the EBITDA in the second quarter of 2007 was a decline of $2.3 million from the adjusted second quarter of 2006. Paper pricing, with the exception of lightweight coated groundwood pricing, has improved in 2007 due to improved demand, and our targeted focus on specialty papers led to improved sales mix. However, average cash cost in the paper business increased due to purchased fibre and energy pricing and the strength of the Canadian dollar.

Pulp operations' EBITDA declined $1.4 million compared to the first quarter of 2007 with the average cash cost increasing $34 per tonne due to the strength of the Canadian dollar. EBITDA in the second quarter of 2007 has improved by $0.7 million over the adjusted EBITDA of the second quarter of 2006 due to an increase in benchmark pricing by 9% or $55 per tonne partially offset by the strong Canadian dollar.

Lumber operations' EBITDA improved by $[illegible] million compared with first quarter of 2007. After adjusting for the $3.2 million benefit of duty refunds in the second quarter of 2006, EBITDA declined by $3.7 million due to weak lumber markets as a result of slower North American housing demand. The lumber market has deteriorated since the second quarter of 2006 with weak demand and benchmark pricing down 14% or $52 per [illegible].

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant exchange rates and commodity prices. The margin improvement program generated $12.0 million in the first half of 2007, when compared to the first half of 2006. Improvements were derived primarily from improved sales product mix from strategic sales and marketing initiatives and improved fibre utilization.

PRE-TAX US$ MILLIONS	2007 YTD Margin Improvements
Sales Mix Optimization	$ 6.1
Sales and Production Volume	(2.0)
Cost Reductions	7.9
Total	**$ 12.0**

These initiatives served to only partially offset significant cost pressures from fibre, energy, chemical costs and market-related shutdowns, which totaled $21.5 million in the first six months of 2007.

PRE-TAX US$ MILLIONS	2007 YTD Uncontrollable Cost Pressures
Increased fibre pricing	$ (8.4)
Increased energy pricing	(4.1)
Increased chemical pricing	(1.4)
Market related shutdowns	(7.6)
Total	**$ (21.5)**

[illegible]

Repayment of Senior Notes

In the second quarter, the Company determined that it would not be proceeding with the planned acquisition of Katahdin Holdings LLC. As a result of the termination of the purchase, the Company tendered for all of the outstanding 8.75% Senior Notes. The closing will take place on August 3, 2007. A write-down of deferred financing costs of $1.7 million will be recorded at that time. Subsequent to the end of the second quarter, the Company secured bridge financing from its current lenders to finance the repayment. The bridge loan matures in November 2007.

The Senior Notes were scheduled to mature in March of 2015.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Loss	Loss per share (basic and diluted)
2007			
2nd Quarter	**$ 181.7**	**$ (37.6)**	**$ (1.28)**
1st Quarter	174.4	(10.1)	(0.34)
2006			
4th Quarter	$ [illegible]	[illegible]	$ (0.40)
3rd Quarter	[illegible]	(6.1)	(0.21)
2nd Quarter	[illegible]	(18.3)	(0.61)
1st Quarter	[illegible]	(78.4)	(2.64)
2005			
4th Quarter	$ 219.1	$ (21.5)	$ (0.75)
3rd Quarter	226.3	(5.7)	(0.16)

OPERATING RESULTS

Net sales for the second quarter of 2007 were $181.7 million, as compared to $174.4 million in the first quarter of 2007. The increase was due to higher lumber volumes.

The loss for the second quarter of 2007 was $37.6 million, as compared to a loss of $10.1 million in the first quarter of 2007. The increased loss of $27.5 million is due to the effects of the Edmundston sulphite pulp mill outage and the associated costs of the permanent closure of two paper machines and an off-machine coater at the Madawaska mill.

As a result of the closures, Fraser Papers recorded a restructuring charge of $12.8 million of which $12.6 million are non-cash charges related to the impairment of assets, retirement costs and other charges. Additional charges of $5.3 million will be incurred as details of termination benefits are finalized, of which $3.7 million will be non-cash.

Net sales for the second quarter of 2007 were $181.7 million, as compared to $207.7 million in the second quarter of 2006. The decrease was mainly attributable to the poor lumber markets and the associated lower revenues and market downtime.

The loss for the second quarter of 2007 was $37.6 million, as compared to a loss of $18.3 million in the second quarter of 2006. The increased loss of $19.3 million is due to the effects of the Edmundston sulphite pulp mill outage and the associated costs of the permanent closure of two paper machines and an off-machine coater at the Madawaska mill. The second quarter of 2006 included pre-tax costs of $7.0 million related to unscheduled downtime at the pulp mill in Edmundston.

Net sales by segment for 2007 and 2006 were as follows:

	Three months ended			Six months ended	
US$ MILLIONS	**Jun 30 2007**	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Paper	**$ 181.7**	$ 174.4	$ 207.7	**$ 356.1**	$ 419.3
Timber	**n/a**	n/a	n/a	**n/a**	6.7
Inter-segment	—	—	—	—	(2.4)
Total	**$ 181.7**	$ 174.4	$ 207.7	**$ 356.1**	$ 423.6

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EBITDA by segment was as follows:

	Three months ended			Six months ended	
US$ MILLIONS	Jun 30, 2007	Mar 31 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Paper	$ (1[illegible].0)	$ (2.6)	$ (8.9)	$ (20.5)	$ (9.4)
Timber	n/a	n/a	n/a	n/a	2.4
Total	$ (18.0)	$ (2.6)	$ (8.9)	$ (20.6)	$ (7.0)

In the second quar[illegible] A loss of [illegible] of $15.4 million from the first quar[illegible] planned [illegible] ulp mill outage, planned annual paper [illegible] mac[illegible] owntime and the impact of higher energy and [illegible]

Realized paper prices declined by $22 per ton or 2% compared to the first quarter when a product mix included strong shipments of financial printing papers. In addition, selling prices for lightweight coated groundwood products fell in the second quarter. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") declined by 1% due to increased volume of internal pulp sales for the East Papers outage. Lumber pricing remains at depressed levels leading to widespread industry downtime. Cost pressures in all of our operations continued as the combined effect of higher chemical and energy costs resulted in an estimated $3.2 million increase in costs, as compared to the second quarter of 2006. (See discussion in "Business Segments")

Depreciation expense was $7.5 million in the quarter, as compared to $7.9 million in the comparable period in 2006.

[illegible]Y AND CA[illegible]

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an inflow of $18.6 million as compared to an outflow of $2.6 million during the same quarter of 2006. During the second quarter, Fraser Papers reduced working capital by $44.6 million primarily in the form of log inventory after the seasonal spring build-up in the first quarter, l[illegible] paper inventories and a reduction in trade receivables. In addition, pulp inventory build up ahead of the shutdown in Edmundston was reduced during the quarter. Operating cash flow before changes in working capital in the second quarter improved marginally compared to 2006.

Net debt and capital resources

Long term debt of $78.3 million includes $68.5 million of senior, unsecured notes, which bear interest at 8.75% and are due in 2015, net of transaction costs of $1.7 million. The indenture agreement governing the notes contains certain covenants, the more significant of which includes restrictions on the incurrence of additional indebtedness, sale of assets, and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares. The remaining $11.5 million in long term debt consists of borrowings under the Company's committed, revolving credit facility. Borrowings under the $90 million facility are at market rates. At quarter end, an additional $42.7 million of this facility was utilized in support of letters of credit.

During the second quarter, the Company announced it would be tendering to purchase the outstanding 8.75% senior notes pursuant to a provision of the indenture governing the notes. The tender offer closes August 3, 2007. Subsequent to the end of the second quarter, the Company increased its revolving credit facility with CIT Business Credit Canada Inc. from $90 million to $140 million. The $50 million increase will be for a 120 day period on substantially the same terms as the Company's existing facility. The increased amount provides the Company with sufficient liquidity to redeem the outstanding senior notes.

During 2006, the Company reduced its total long-term debt by $79.0 million. Net debt as of June 30, 2007 was $74.9 million resulting in a net debt to net debt plus equity ratio of 21%.

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CAPITAL INVESTMENTS

For the quarter, capital investments totaled $9.6 million compared to $4.0 million in the second quarter of 2006. The increased spending was due to the planned rebuild of the recovery boiler at the Edmundston pulp mill facility. The rebuild will increase production and reduce the Company's requirement to purchase external pulp at higher cost.

EMPLOYEE BENEFIT PLANS

Employee benefit p[illegible] fundi[illegible] $8.1 milli[illegible] of $2.5 million from the com[illegible] 2006. The d[illegible] requirement for the U.S. plans and [illegible] ded posit[illegible] [illegible] any was denied regulatory approv[illegible] one-time, retroactive payment of $4.2 million in the second qu[illegible] Company is in [illegible] ess of appealing the decision. If the Company is successful in appealing [illegible] decision, future funding requirements for certain pension plans will be lower.

Employee benefit plans funding was $14.6 million in the first six months of 2007, a decrease of $6.4 million from the comparable period in 2006. The decrease is due to lower funding requirement for the U.S. plans.

Benefit plan expense for the quarter was $2.8 million as compared to $6.1 million in the comparable quarter in 2006. The reduction of $3.3 million is mostly due to improved returns from invested assets. The Company also recorded additional benefit plan expense of $2.4 million as a result of the Madawaska paper machine closure. This expense was recorded in the financial statements as part of the $12.8 million restructuring charge.

LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of June 30, 2007:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 78.3	$ —	$ 11.5	$ —	$ 66.8
Operating leases	1.2	0.6	0.6	—	—
Purchase obligations	7.7	7.7	—	—	—
Total contractual obligations	$ 87.2	$ 8.3	$ 12.1	$ —	$ 66.8

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At June 30, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $5.6 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook, Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is no longer recognized or impaired and is recognized in income.

During the first quarter of 2007, Fraser Papers entered into futures contracts to deliver 13.2 million board feet of lumber at fixed prices. These contracts are still outstanding with maturity in the third quarter of 2007. No realized gain or loss has been reported. Unrealized gains of $0.2 million on these contracts have been recorded in the Statement of Other Comprehensive Income. At July 1, 2006, there were no outstanding lumber futures contracts outstanding.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar cash flows. In the quarter, the Company recognized $5.0 million of gains on these contracts. At June 30, 2007, the unrealized gains on these contracts amounted to $1.3 million. Realized and unrealized gains or losses on Canadian dollar-dominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income, until such time that the Canadian dollar cash flows being hedged are realized.

BUSINESS SEGMENTS

Paper Segment

The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills. Fraser Papers announced the permanent closure of two paper machines at its Madawaska, Maine paper mill, which will occur in the third quarter of 2007.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty groundwood papers, lightweight coated groundwood papers and towel, as well as hardwood pulp and softwood lumber. Following the closure of a groundwood coating line effective June 1, 2007, the Company will no longer manufacture lightweight coated groundwood.

The following is a summary of financial information for the Paper segment:

	Three months ended			Six months ended	
US$ MILLIONS	Jun 30 2007	Mar 31 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Net sales	$ 181.7	$ 174.4	$ 207.7	$ 356.1	$ 419.3
EBITDA(1)	(18.0)	(2.6)	(8.9)	(20.6)	(9.4)
Depreciation	7.5	7.5	7.9	15.0	16.1
Capital investments	9.6	3.0	4.0	12.6	5.0

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty groundwood, lightweight coated groundwood, and towel.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US$ millions)	**138.9**	141.9	150.5	**280.8**	297.6
EBITDA (US$ millions)	**(12.4)**	2.6	(7.1)	**(9.8)**	(3.9)
EBITDA ($ per ton)	**(83)**	17	(43)	**(33)**	(12)
EBITDA margin[1]	**(9%)**	2%	(5%)	**(3%)**	(1%)
Shipments (000 tons)					
Specialty packaging	**19**	17	17	**36**	34
Specialty printing	**57**	69	79	**126**	157
Commodity freesheet papers	**22**	11	18	**33**	38
Specialty groundwood	**35**	31	28	**66**	55
Lightweight coated groundwood	**8**	12	15	**20**	32
Towel	**9**	9	9	**18**	19
	150	149	166	**299**	335
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,148**	1,160	1,135	**1,154**	1,132
Specialty printing	**987**	987	931	**987**	923
Commodity freesheet papers	**849**	868	817	**856**	775
Specialty groundwood	**806**	850	758	**826**	745
Lightweight coated groundwood	**705**	748	748	**730**	779
Towel	**783**	772	769	**780**	772
Weighted Average ($ per ton)	**916**	938	885	**927**	876
Average Cash Operating Cost ($ per ton)	**994**	906	915	**950**	877
Reference Prices ($ per ton)[2]					
50# offset rolls	**828**	827	836	**828**	792
34# no. 5 rolls	**880**	907	991	**898**	1,001
22.1# white directory	**765**	765	720	**765**	718

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions for specialty groundwood and specialty packaging grades continue to be healthy for Fraser Papers and we also experienced the effects of the end of the peak financial printing season for specialty printing. However, conditions continued to weaken in the coated groundwood segment. On the uncoated groundwood, product mix changes resulted in lower net realizations compared to the first quarter. These situations were reflected in a $22 per ton or 2% price decrease realized compared to the first quarter of 2007. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased modestly by $1 per ton, over the previous quarter to a level of $828 per ton.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In 2006, Fraser Papers had approximately 82% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are used for food applications which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging volumes increased by 2,000 tons compared to the first quarter of 2007 due to increased non-stain resistant products. Specialty packaging pricing and revenue realized in the second quarter of 2007 decreased modestly over the first quarter of 2007 due to a product mix which had a slight bias toward non-stain resistant products with lower pricing.

Specialty printing papers includes products that are characterized by tight technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes declined by 12,000 tons compared to the first quarter of 2007 due to the end of the peak financial printing season in the second quarter. Furthermore, the softness reported by the North American retail, home building and automobile manufacturing segments has directly reduced demand for bar code label and point-of-sale applications.

Commodity freesheet papers are a key focus of efforts to bottom-slice unprofitable grades and customers. However, in the second quarter, the volume for commodity freesheet increased by 11,000 tons over the first quarter due to shipments of Forest Stewardship Council ("FSC") tradebook papers produced at the Gorham paper mill. The Gorham mill received its FSC certification earlier in 2007. A portion of the FSC certified papers was used in the production of the U.S. hardcover edition of *Harry Potter and the Deathly Hallows*. Even with the large order in the second quarter, for the first six months of 2007, volume of commodity freesheet grades declined by 13% over the first six months of 2006 as Fraser Papers continued to narrow its focus on higher margin specialty packaging and printing paper products in strategic markets.

Fraser Papers' shipments of specialty groundwood products increased by 4,000 tons from the previous quarter. This was a result of the substitution of certain financial printing applications from a freesheet product to an uncoated groundwood product. Compared to the first quarter, however, average revenue realized was $44 per ton lower due to a strong financial printing product mix in the first quarter. Average benchmark pricing for uncoated groundwood (22.1# white directory) remained steady at $765 per ton.

Weak demand and reduced pricing for lightweight coated groundwood papers continued in the second quarter reflecting weakness in print advertising activity. Average benchmark pricing for coated groundwood (34# no. 5 rolls) declined by 2%, or $19 per ton, over the previous quarter to $888 per ton. Fraser Papers announced its exit from this market during the second quarter of 2007.

In the second quarter, Fraser Papers took the necessary steps to further improve the operating performance at its paper operations. Specifically, Fraser Papers completed a major maintenance outage at its Edmundston sulphite pulp mill to increase the production of internally-generated fibre to its paper machines. We also completed annual maintenance at the Gorham, New Hampshire paper mill, including a major overhaul on one paper machine in order to improve its operating efficiencies. Additionally, Fraser Papers has a company-wide initiative to improve operating performance at all of its mills. These initiatives are expected to improve throughput and the cash cost of operations. (See discussion in "Forward-looking Information")

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The paper operations generated negative EBITDA of $12.4 million in the second quarter on sales of $138.9 million. This compares to an EBITDA of $2.6 million in the first quarter of 2007 on sales of $141.9 million. The $15.0 million decrease in EBITDA compared to the first quarter was due to the planned sulphite pulp mill outage in Edmundston, planned paper mill maintenance outages and market related downtime.

During the pulp mill outage, the mill incurred additional maintenance expense, purchased softwood market pulp and extended paper machine downtime at the Madawaska paper mill with the combined effect of $8.9 million. Four of the Madawaska paper machines were taken down for one week and the other four were taken down for three weeks during the outage to control inventories and complete maintenance. Additionally, there was a planned annual maintenance outage at the Gorham, New Hampshire paper mill with the effect of $0.7 million and four weeks of market downtime on one paper machine at the Gorham, New Hampshire paper mill due to weak market conditions with an effect of $0.4 million. Adjusting for the effects of these outages, the paper operations generated negative EBITDA in the second quarter of 2007 of $2.4 million which was $5.1 million below the adjusted first quarter of 2007. Revenues were lower as a result of the peak financial season in the first quarter. The Canadian dollar exchange rate and increased purchased fibre and energy pricing led to increased costs. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.86 in the first quarter of 2007.

Shipments were substantially unchanged from the first quarter.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The paper operations generated negative EBITDA of $12.4 million in the second quarter on sales of $138.9 million. Adjusting for the outages in the second quarter of 2007, the paper operations generated negative EBITDA of $2.4 million. This compares to a negative EBITDA of $7.1 million in the second quarter of 2006 on sales of $150.5 million. The second quarter of 2006 had unplanned outages with the effect of $7.0 million. Adjusting for the outage in the second quarter of 2006, the paper operations generated negative EBITDA of $0.1 million. The $2.3 million decrease in EBITDA compared to the second quarter of 2006 was due to increased costs for fibre, energy, and combined with the effect of the stronger Canadian dollar partly offset by improved selling prices. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments decreased by 10% in the second quarter of 2007 compared to last year's comparable quarter due to softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalog, magazine and commercial printing segments as publishers and printers work to changed formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The paper operations had a negative EBITDA of $9.8 million in the first six months of 2007 on sales of $280.8 million. Adjusting for the outages in the second quarter, the paper operations generated EBITDA of $0.3 million. This compares to a negative EBITDA of $3.9 million in the first six months of 2006 on sales of $297.6 million. The second quarter of 2006 had unplanned outages with the effect of $7.0 million. Adjusting for the outages in the second quarter, the paper operations generated an EBITDA of $3.1 million for the first six months of 2006. The $2.8 million decrease in EBITDA was due to increased fibre and energy cost partly offset by higher mill net realizations.

Shipments declined by 11% in the first six months of 2007 compared to the previous year's first six months due to softening market conditions in retail, auto and home building markets. As previously mentioned, the postal rate increases have impacted demand for print applications.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US$millions)	**18.7**	12.3	22.8	**31.0**	50.8
EBITDA (Thurso) (US$millions)	**0.2**	1.6	(0.5)	**1.8**	(2.1)
EBITDA (Berlin) (US$millions)	**—**	—	(1.6)	**—**	(4.1)
Loss on Pulp Hedge (US$millions)	**—**	—	(0.8)	**—**	(1.3)
Total EBITDA	**0.2**	1.6	(2.9)	**1.8**	(7.5)
Pulp EBITDA ($ per tonne)	**3**	29	(42)	**16**	(52)
EBITDA Margin(1)	**1%**	13%	(13%)	**6%**	(15%)
Shipments (000 tonnes)(2)	**61**	55	69	**116**	143
Average Revenue Realized ($ per tonne)(2)	**538**	544	504	**541**	485
Average Cash Operating Costs ($ per tonne)(4)	**530**	496	499	**514**	495
Reference Price ($ per tonne)(3)					
NBHK market pulp	**698**	690	643	**693**	629

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.
(4) Average cost operating costs are for the Thurso mill only

Market conditions have stabilized for the NBHK pulp market with average benchmark pricing improving by 1%, or $8 per tonne over the first quarter of 2007 to $698 per tonne. This is an improvement of 9% or $55 per tonne compared to the second quarter of 2006 in the average benchmark pricing.

Following the closure of Berlin pulp mill, Fraser Papers has redirected a portion of its market pulp to internal use placing the Company in a more balanced position for total market pulp volume.

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The pulp operations generated EBITDA of $0.2 million in the second quarter of 2007 on sales of $18.7 million. This was a $1.4 million EBITDA reduction from the previous quarter when the pulp operations generated EBITDA of $1.6 million on $12.3 million of sales. The $1.4 million reduction in EBITDA was primarily due to the effect of the stronger Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.85 in the first quarter of 2007.

Shipments increased by 11% in the second quarter of 2007 compared to the first quarter of 2007 as additional pulp was shipped to the Madawaska paper mill prior to the sulphite pulp mill outage at Edmundston.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The pulp operations generated EBITDA of $0.2 million in the second quarter of 2007 on sales of $18.7 million. This was a $3.1 million EBITDA improvement from the previous year's quarter when the pulp operations generated negative EBITDA of $2.9 million on $22.8 million of sales. The $3.1 million improvement in EBITDA was primarily due to improved average revenue realized of 7% as well as the closure of the Berlin mill and the expiration of certain pulp hedges at the end of 2006. The stronger Canadian dollar increased the cost for the pulp operation. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments declined by 12% in the second quarter of 2007 compared to the second quarter of 2006. In preparation for the East Papers pulp mill outage; we increased the pulp inventory for use by the paper machines during the outage. As a result of the unplanned paper machine market downtime taken in June, this inventory was not completely consumed. This inventory will ship in the third quarter.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The pulp operations generated an EBITDA of $1.8 million in the first six months of 2007 on sales of $31.0 million. This compares to the previous year's first six months negative EBITDA of $7.5 million on sales of $50.8 million. 2006 included an EBITDA loss of $4.1 million at the Berlin pulp mill which was permanently shutdown in 2006 and a loss of $1.3 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from negative EBITDA of $2.1 million in the first six months of 2006 to an EBITDA of $1.8 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $64 per tonne over 2006. Thurso's cash costs increased 4% to $514 per tonne compared to $495 per tonne in 2006 due to increased chemical and oil pricing.

Shipments declined by 19% in the first six months of 2007 compared to the comparable period of 2006 due to the closure of the Berlin pulp mill.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in Northern Maine.

	Three months ended			Six months ended	
	Jun 30 2007	Mar 31 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Sales (US $millions)	**24.1**	20.2	34.4	**44.3**	70.9
Anti-dumping duties refund			3.2		3.2
EBITDA (US$millions)	**(5.8)**	(6.8)	1.1	**(12.6)**	2.0
EBITDA ($ per Mmfbm)	**(64)**	(96)	10	**(78)**	9
EBITDA Margin[2]	**(24%)**	(34%)	3%	**(28%)**	3%
Shipments (Mmfbm)	**91**	71	106	**162**	214
Average Revenue Realized ($ per Mmfbm)	**263**	285	319	**273**	327
Average Cash Operating Cost ($ per Mmfbm)[3]	**326**	376	339	**348**	334
Reference Price ($ per Mmfbm)[1] Boston SPF 2X4 #2&Btr	**326**	329	378	**327**	389

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for the lumber operations due primarily to the decline in U.S. housing starts from 2.1 million in 2004 and 2005 to an annualized 1.5 million in the second quarter of 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased $3 per Mfbm from the first quarter of 2007, but are down 14% compared to second quarter of 2006.

During the second quarter, Fraser Papers' net revenue realized declined compared to the first quarter. In the first quarter, we produced lumber for the export market which had high net realizations, but also had a higher operating cost. In the second quarter, the market was such that it made it more profitable to produce domestic product, even though the average revenue realized was lower.

The Company addressed the depressed lumber prices in the second quarter by implementing market-related shutdowns for five weeks at the Plaster Rock, New Brunswick sawmill, nine weeks at the Juniper, New Brunswick sawmill and eight weeks at the sawmill in Ashland, Maine. Fraser Papers' sawmills are an important source of wood chips and biomass fuel for the East Region operation. As such, operating decisions are made after considering wood chip and biomass requirements as well as lumber demand and prices.

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The lumber operations generated a negative EBITDA of $5.8 million in the second quarter of 2007 on sales of $24.1 million. This compares to a negative EBITDA in the first quarter of 2007 of $6.8 million on sales of $20.2 million. EBITDA improved by $1.0 million over the first quarter due to improved mix of domestic product and higher sales volumes partly offset by the stronger Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.85 in the first quarter of 2007.

Shipments increased by 28% in the second quarter compared to the first quarter as the sawmills reduced in-process and finished goods inventories.

Three months ended June 30, 2007 compared to three months ended July 1, 2006

The lumber operations generated a negative EBITDA of $5.8 million in the second quarter of 2007 on sales of $24.1 million. This compares to EBITDA in the second quarter of 2006 of $1.1 million which included the $3.2 million benefit of duty refunds. Excluding the effect of the duty refund, EBITDA declined by $3.7 million over the second quarter of 2007 due to weak market conditions and market-related shutdowns and the strength of the Canadian dollar. The Canadian dollar averaged US$0.91 in the second quarter of 2007 compared to US$0.89 in the second quarter of 2006.

Shipments decreased by 14% in the second quarter of 2007 compared to the second quarter of 2006 due to the market-related downtime.

Six months ended June 30, 2007 compared to six months ended July 1, 2006

The lumber operations generated a negative EBITDA of $12.6 million in the first six months of 2007 on sales of $44.3 million. This compared to an EBITDA of $2.0 million in the first six months of 2006. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 24% in the first six months of 2007 compared to the first six months of 2006 due to the market-related downtime.

Timber Segment
The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	Three months ended			Six months ended	
US$ MILLIONS	Jun 30 2007	Mar 31 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Net sales	$ —	$ —	$ —	$ —	$ 4.3
EBITDA(1)	—	—	—	—	2.4
Depreciation	—	—	—	—	—
Capital investments	—	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the June 30, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006 except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines and the Berlin pulp mill and the impairment and other charges related to the Smart Papers bankruptcy filing are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser's business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Fraser Papers' strategic decision to exit the lightweight coated groundwood paper markets and permanently close 70,000 tons of uncoated freesheet paper capacity will lead to improved product mix and a targeted focus on specialty packaging and printing papers. The impact of these initiatives, combined with the rebuild of the recovery boiler and permanent closure of an oil-fired boiler in Edmundston, New Brunswick, is expected to reduce the overall cost of production at the Company's East Papers operations by a total of $17 million annually. The Company will continue to reduce costs and improve operating performance at all of its operations.

Demand for the Company's specialty packaging papers is expected to remain firm and business opportunities for packaging applications continue to increase. Although the Company has seen the substitution of plastic for certain packaging applications, the movement toward renewable, recyclable products is expected to lead to additional demand for lighter weight, paper based consumer packaging products. Demand for specialty printing products has been lower in part due to softness in retail, automobile and home building segments as well as the postal rate increase in the United States. Given its ability to produce lightweight printing and uncoated groundwood papers, the Company anticipates it will benefit from a move to lighter weight papers, to reduce mailing costs. Commodity freesheet markets appear to be stable in the face of widespread market downtime and continued rationalization of capacity.

List prices for northern bleached hardwood kraft pulp continue their upward momentum as world demand continues to be strong. However, hardwood pulp mill start-ups in Asia and South America are likely to reduce pricing pressure.

The housing market in the United States remains challenging with starts more than 30% below recent peak levels. Mortgage defaults in the sub-prime market are expected to continue and to lead to increased inventories and low demand for new homes. The Company will continue to evaluate sawmill downtime against the requirement for wood chips and biomass fuel for the paper operations.

Fraser Papers will continue to focus on reducing costs, increasing market share and improving operating and financial results at all of its operations. The Company has scheduled its annual shutdowns at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec in October.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS		Three months ended		Six months ended	
		Jun 30 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Loss		**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Add:	Interest expense, net	**2.0**	1.6	**3.3**	3.7
Less:	Income tax recovery	**(2.0)**	(2.3)	**(2.7)**	(13.9)
Less:	Gain on sale of NB Timberlands	**—**	—	**—**	(74.0)
Add:	Restructuring Charges	**12.8**	—	**12.8**	—
Add:	Losses from Smart Papers	**—**	—	**—**	107.4
Add:	Closure of Berlin pulp mill	**—**	—	**—**	50.3
Add:	Other	**(0.7)**	2.2	**(1.3)**	(2.9)
Add:	Depreciation	**7.5**	7.9	**15.0**	16.1
EBITDA		**$ (18.0)**	$ (8.9)	**$ (20.6)**	$ (7.0)

NET DEBT

US$ MILLIONS		As at	
		Jun 30 2007	Dec 31 2006
Debt		**$ 66.8**	$ 66.6
Less:	Bank overdraft / Cash and short term-notes	**3.4**	12.7
Add:	Borrowings under Credit facility	**11.5**	—
NET DEBT		**$ 74.9**	$ 53.9

CASH COST

US$ MILLIONS		Three months ended		Six months ended	
		Jun 30 2007	Jul 1 2006	Jun 30 2007	Jul 1 2006
Net Sales		**$ 181.7**	$ 207.7	**$ 356.1**	$ 423.6
Less:	EBITDA	**18.0**	8.9	**20.6**	7.0
Add:	Anti-dumping duties recovery	**0.0**	3.2	**0.0**	3.2
CASH COST		**$ 199.7**	$ 219.8	**$ 376.7**	$ 433.8

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007

(unaudited)

US$ MILLIONS	As at Jun 30, 2007	As at Dec 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 3.4	$ 12.7
Accounts receivable	81.7	106.2
Inventory	124.6	118.3
Future income taxes	3.0	0.7
	212.7	237.9
Property, plant and equipment	267.6	279.1
Other assets	48.1	37.2
	$ 528.4	$ 554.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 91.3	$ 86.3
Long-term debt *(note 7)*	78.3	66.6
Other liabilities	54.0	51.1
Future income taxes	19.0	18.3
Shareholders' equity *(note 10)*	285.8	331.9
	$ 528.4	$ 554.2

(See accompanying notes to financial statements.)

FRASE
INT
JUNE 30, 2007

(unaudited)

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended Jun 30 2007	Jul 1 2006	Six Months Ended Jun 30 2007	Jul 1 2006
Net sales	**$ 181.7**	$ 207.7	**$ 356.1**	$ 423.6
Loss before the following:	**$ (18.0)**	$ (8.9)	**$ (20.6)**	$ (7.0)
Restructuring charges *(note 3)*	**(12.8)**	—	**(12.8)**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	71.0
Losses from Smart Papers *(note 5)*	**—**	—	**—**	(107.4)
Closure of pulp mill *(note 6)*	**—**	—	**—**	(50.3)
Other	**0.7**	(2.2)	**1.3**	2.9
Interest income	**—**	1.3	**0.3**	2.6
Interest expense	**(2.0)**	(2.9)	**(3.6)**	(6.3)
Loss before depreciation and income taxes	**(32.1)**	(12.7)	**(35.4)**	(94.5)
Depreciation	**(7.5)**	(7.9)	**(15.0)**	(16.1)
Income tax recovery *(note 9)*	**2.0**	2.3	**2.7**	13.9
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Loss per share (basic and fully diluted)	**$ (1.28)**	$ (0.61)	**$ (1.62)**	$ (3.25)
Weighted average number of shares (thousands)	***29,510***	*29,510*	***29,510***	*29,510*
Deficit				
Balance, beginning of period	**$ (172.1)**	$ (126.6)	**$ (162.0)**	$ (48.2)
Loss	**(37.6)**	(18.3)	**(47.7)**	(96.7)
Balance, end of period	**$ (209.7)**	$ (144.9)	**$ (209.7)**	$ (144.9)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF [illegible]
AND CUMULA[illegible] OF OTHER [illegible]
JUNE 30, 2007

(unaudited)

US$ MILLIONS	Three Months Ended Jun 30, 2007	Six Months Ended Jun 30, 2007
Loss	$ (37.6)	$ (47.7)
Changes in unrealized net gains on cash flow hedges	0.9	1.3
Changes in unrealized net gains on lumber hedges	(0.1)	0.2
Tax impact of above	(0.3)	(0.5)
Other comprehensive income	0.5	1.0
Comprehensive loss	$ [illegible]	$ (46.7)
Cumulative other comprehensive income		
Balance, beginning of period	0.3	—
Transition adjustment	—	(0.2)
Other comprehensive income for the period	0.5	1.0
Balance, end of period	$ 0.8	$ 0.8

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLI
JUNE 30, 2007

(unaudited)

US$ millions	Three Months Ended Jun 30 2007	Three Months Ended Jul 1 2006	Six Months Ended Jun 30 2007	Six Months Ended Jul 1 2006
Cash provided by (used for):				
Operating Activities				
Loss	**$ (37.6)**	$ (18.3)	**$ (47.7)**	$ (96.7)
Items not affecting cash:				
Depreciation	**7.5**	7.9	**15.0**	16.1
Future income taxes *(note 9)*	**(0.9)**	5.2	**(2.0)**	(15.7)
Restructuring charges *(note 3)*	**12.8**	—	**12.8**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	(71.0)
Losses from Smart Papers *(note 5)*	**—**	—	**—**	107.4
Closure of pulp mill *(note 6)*	**—**	—	**—**	50.3
Employment benefit plan expense *(note 8)*	**2.8**	6.1	**5.4**	11.1
Employment benefit plan funding *(note 8)*	**(8.1)**	(10.6)	**(14.6)**	(21.0)
Other items *(note 5)*	**(2.5)**	(18.2)	**(2.0)**	(22.4)
	(26.0)	(27.9)	**(33.1)**	(41.9)
Net change in non-cash working capital balances	**44.6**	25.3	**24.9**	5.0
	18.6	(2.6)	**(8.2)**	(36.9)
Investing Activities				
Capital investments	**(9.6)**	(4.0)	**(12.6)**	(5.0)
Proceeds on sale of NB Timberlands *(note 4)*	**—**	—	**—**	94.0
	(9.6)	(4.0)	**(12.6)**	89.0
Financing Activities				
Borrowings under revolving credit facility	**(0.5)**	—	**11.5**	—
Repayment of long-term debt *(note 7)*	**—**	(51.5)	**—**	(51.5)
Purchase of long-term debt *(note 7)*	**—**	(0.8)	**—**	(25.9)
	(0.5)	(52.3)	**11.5**	(77.4)
Increase (decrease) in cash and cash equivalents, net of bank indebtedness	**$ 8.5**	$ (58.9)	**$ (9.3)**	$ (25.3)

(See accompanying notes to financial statements)

US$ MILLIONS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges*. With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes, which are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are recorded at amortized cost. Convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin") are held by the Company, do not have a quoted market price and are measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized cost and are classified as other financial liabilities.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result, the carrying value of unamortized financing costs of $1.9, as at December 31, 2006 relating to the Company's senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. These costs are being amortized over the term of the Notes, which are due in 2015.

Hedge accounting, as outlined in Section 3865, requires that the Company document its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company is also required to assess the effectiveness of the hedging relationship throughout its term and that it remains consistent with the Company's risk strategy.

The effective portion of changes in fair value of derivatives that are classified as cash flow hedges is recognized in other comprehensive income. Any gains or losses in fair value relating to the ineffective portion are recognized immediately in net income. Amounts accumulated in other comprehensive income are reclassified into net income as the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income remains until the forecasted transaction is eventually recognized in net income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to net income.

Note 3: Closure of Paper Machines

During the second quarter, Fraser Papers announced a strategic decision to permanently shut down two paper machines and one off-machine coater at its East Papers operations. As a result, Fraser Papers has recorded a charge of $12.8 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8. Additional charges of $5.3 will be incurred as details of termination benefits are finalized.

Note 4: Sale of New Brunswick Timberlands

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

The sale of the NB Timberlands resulted in a gain of $71.0. Net proceeds were $125.0 and included $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

On June 1, 2007 Fraser Papers filed notice with regulatory authorities its intent to pursue the sale of up to all of its interest in Acadian. No securities of Acadian were disposed of in the quarter.

At June 30, 2007, the net book value of the investment is nil. The investment is estimated to have a fair market value of $38.1 (2006 – $28.7), based on quoted market prices at June 30, 2007. During the year the Company received distributions of $1.3 (2006 – $1.0) from Acadian, including $0.7 (2006 - $0.8) in the second quarter.

Note 5. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4, in the second quarter of 2006 consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $33.4 related to receivables from Smart Papers and estimated accruals. During the quarter and for the six months ended June 30, 2007, net payments of $0.7 and $0.8, respectively (2006 – $14.3 and $14.3) were made against the accrual. As at June 30, 2007 a balance of $6.5 remains unpaid related to these accruals.

Note 6. Closure of Berlin Pulp Mill

In the first quarter of 2006, Fraser Papers announced the permanent shut-down of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals.

Note 7. Long-term Debt

On March 15, 2005, the Company issued Notes which bear interest at 8.75% and are due in 2015. The indenture agreement ("Indenture") governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

On June 1, 2007, Fraser Papers announced an offer to purchase all of the outstanding Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest. Under the terms of the Indenture, the Company is required to make an offer to purchase substantially all of the Notes, with the excess proceeds resulting from the sale of the NB Timberlands. A write-down of deferred financing costs of $1.7, will be recorded as part of the purchase transaction. The offer expired on July 26, 2007.

During the six months ended July 1, 2006, the Company purchased $30.0 in principal amount of Notes in the market, including $1.0 in the second quarter. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

During the second quarter of 2006, the Company closed its tender offer to repay $66.0 in principal amount of the Notes. The Company repaid $51.5 of Notes to the public and cancelled $14.5 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.5, related to the repayments under the tender offer has been reflected in the Consolidated Statements of Operations and Statement of Cash Flows.

The Company's $90.0 revolving credit facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At June 30, 2007, $54.2 (2006 – $40.0) of this facility was utilized, $11.5 (2006 – nil) for operating bank loans and the balance in the form of letters of credit. Subsequent to the end of the second quarter, the Company increased its revolving credit facility to $140.0. The $50.0 increase will mature on November 28, 2007.

No interest payments were made on long-term debt in the second quarter of 2007 (2006 – $1.3). For the six months ended June 30, 2007, the Company made interest payments of $3.0 (2006 – $7.6).

Note 8. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totalled $2.8 (2006 – $6.1). For the six months ended June 30, 2007, employee benefit costs for pensions and post retirement benefits totalled $5.4 (2006 – $11.1). Employee benefit plan funding amounted to $8.1 (2006 – $10.6) during the quarter and $14.6 (2006 – $21.0) for the six months ended June 30, 2007.

Note 9. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Six Months Ended	
	Jun 30 2007	Jul 1 2006	**Jun 30 2007**	Jul 1 2006
Current tax expense (recovery)	**$ 0.3**	$ 7.5	**$ 0.7**	$ (1.8)
Future income tax expense (recovery)	**(2.3)**	(5.2)	**(3.4)**	15.7
Income tax expense (recovery)	**$ (2.0)**	$ 2.3	**$ (2.7)**	$ 13.9

During the quarter and six months the Company paid $0.4 on income and income-related taxes (2006 – $0.5 and $1.0, respectively).

Note 10. Shareholders' Equity

	As at Jun 30 2007	As at Dec 31 2006
Common shares – 29,509,876 outstanding	**$ 490.0**	$ 490.0
Contributed surplus	**4.7**	3.9
Accumulated other comprehensive income	**0.8**	—
Deficit	**(209.7)**	(162.0)
	$ 285.8	$ 331.9

Note 11. Commitments and Contingencies

Commodity Hedges

At the end of the quarter, Fraser Papers held lumber futures contracts representing approximately 13.2 million board feet of lumber (2006 – nil). These contracts mature in the third quarter and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the Statements of Operations. An unrealized gain of $0.2 has been reported in Other Comprehensive Income. No gains were realized during the quarter or during the six months ended June 30, 2007 (2006 – $0.7 and $1.0, respectively). These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as a hedge against a portion of future lumber sales.

Foreign Exchange Hedges

As at June 30, 2007, the Company has forward foreign exchange contracts outstanding of CAD$54.0 (2006 – CAD$57.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations include a realized gain of $4.3 (2006 –$2.2) on matured forward foreign exchange contracts and an unrealized gain of $0.3 (2006 – 0.7) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Fraser Papers also has net forward foreign exchange contracts of $4.3 (2006 – $20.7), which are designated as a hedge against future Canadian dollar cash flows. These contracts have varying maturity dates, with the last contract maturing during 2007. The Consolidated Statements of Operations include a realized gain of $0.7 (2006 – $0.1) on matured forward foreign exchange contracts. An unrealized gain of $1.0 is recorded in Other Comprehensive Income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Guarantees

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $5.6.

Note 12. Related Party Transactions

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related as a result of Brookfield owning a significant equity position in the Company. Acadian is a related party by virtue of the Company's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter and the six months, Fraser Papers purchased approximately $1.5 and $3.1, respectively (2006 – $2.7 and $7.4) of electricity from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $0.4 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $1.8 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the six months, Fraser Papers earned a management fee of $1.8 and $3.6 (2006 – $1.8 and $3.8) from Katahdin and $1.8 (2006 – $2.1) is included in accounts receivable.

During the quarter and the six months, Fraser Papers sold $0.9 and $2.2 (2006 – $0.1 and $0.5) of goods and services to Katahdin. $0.9 (2006 - $2.0) is included in accounts receivable.

Fraser Papers entered into a 20 year Fibre Supply Agreement with Acadian. During the quarter and the six months, purchases of fibre from the Fund amounted to \$3.1 and \$14.8, respectively (2006 – \$3.3 and \$11.8, respectively). In addition the Company's equity interest in the fund generated distributions of \$0.7 (2006 – \$0.8) during the quarter and \$1.3 (2006 – \$1.0) for the six months ended June 30, 2007. Fraser Papers has a payable of \$1.6 (2006 – \$0.1) owing to Acadian, as at June 30, 2007.

Brookfield has provided the Company with a facility with a notional amount of \$150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At June 30, 2007, the Company has entered into forward foreign exchange contracts of CAD\$54.0 (2006 – CAD\$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and \$10.9 (2006 – \$20.7) as a hedge against future Canadian dollar cash flows, under this facility.

Note 13. Segmented Information

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

CORPORATE INFORMATION

Corporate Office
Suite 200, 181 Bay Street
Brookfield Place, P.O. Box 762
Toronto, Ontario M5J 2T3
t: 416-359-8605
f: 416-359-8606

Media and Investor Relations
Glen McMillan
Senior Vice President and Chief Financial Officer
e. investorrelations@toronto.fraserpapers.com

Environment
William Manzer
Senior Vice President
Pulp and Paper Operations
e. manzerb@fraserpapers.com

Headquarters/Sales Office
Portland Maine
t. 207-523-2350 or 1-877-237-2737

Paper sales
t. 1-800-920-9988

Pulp sales
t. 819-985-5006

Transfer Agent & Registrar
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
t: 416-643-5500 or 1-800-387-0825
e: inquiries@cibcmellon.com

SHAREHOLDER INQUIRIES

Fraser Papers welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to 416-359-8605 or 1-866-969-0061 or via email at investorrelations@toronto.fraserpapers.com.

Inquiries relating to address changes and share certificates should be directed to our Transfer Agent, CIBC Mellon Trust Company, whose address appears above.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Sawmill

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (August 24, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the temporary shutdown of its 130 MMfbm dimension lumbermill in Juniper, New Brunswick for up to 11 months, effective October 5, 2007. Weak housing markets in the United States, continued oversupply of lumber and a strong Canadian dollar have contributed to unsustainable operating losses at the mill over the last 12 months. In addition, reduced logging activity in recent months has significantly reduced the supply of wood from private lands. The Company expects that these conditions will persist into 2008. The shutdown will impact approximately 175 employees at the mill.

"Despite significant efforts by our employees to minimize costs and improve operations, we have been absorbing significant cash losses at our Juniper sawmill," commented Peter Gordon, President and CEO of Fraser Papers. "As a result, we have made the difficult decision to close the Juniper mill for up to 11 months and look outside the Company for an alternate and lower cost supply of woodchips and biomass during that time period for our integrated specialty paper operations located in Edmundston, New Brunswick and Madawaska, Maine."

During the shutdown, Fraser Papers has secured an alternate woodchip and biomass fuel supply for its sulphite pulp mill in Edmundston. The Company will continue to utilize its Crown Lands Service Agreement with Acadian Timber Income Fund ("Acadian") (TSX:ADN.UN) to harvest its Crown allocation.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the temporary shutdown of the Company's Juniper, NB sawmill and the number of employees impacted, reduced logging activity, an alternate woodchip and biomass fuel supply and the Company harvesting its Crown allocation under its Crown Lands Service Agreement with Acadian. The words "expect", "will" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the temporary shutdown, logging activity, alternate woodchip and biomass supply and harvesting of the Company's Crown allocation to differ materially from those set forth in the forward-looking statements include general economic conditions, housing markets, demand for and prices of lumber, logging activity, foreign exchange rates, non-performance by supplier(s), unforeseen weather problems, equipment problems or staffing issues and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers' Thurso Pulp Mill to Reduce Energy Costs and Improve Environmental Performance

(All monetary references are in US dollars unless otherwise noted.)

Toronto, ON (August 27, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today it has signed an agreement with ForEverGreen Energy Inc. to install a heat exchange unit at its pulp mill in Thurso, Quebec.

Once installed on the mill's main heat stack, the heat exchange unit will produce thermal power that the Thurso operations will use to displace approximately 5% to 10% of the fossil fuel it currently consumes at significant savings to the current cost of oil. In addition to lowering energy costs, the heat exchange unit will provide important environmental benefits, including reduced emissions of greenhouse gases, such as nitrous oxide and sulphur dioxide.

"This initiative will improve our energy efficiency and strengthens our environmental position at our pulp and paper facilities," noted Jean-Pierre Benoit, General Manager at the Thurso pulp mill. "We are committed to improving environmental performance in all aspects of our operations."

The anticipated emission reductions are equivalent to permanently removing more than 2,000 cars from the road, which is more than double the number of cars driven by the residents of the entire town of Thurso.

Work will begin during the scheduled maintenance outage in October, 2007

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Jean-Pierre Benoit
General Manager, Thurso
(819) 985-5021
jeanbeno@th.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to reduced energy costs, improved environmental performance, the installation of equipment to produce thermal power and the resulting reduction in fossil fuel consumption, reduced emissions of greenhouse gases and improved energy efficiency. The words "will", "anticipate" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the energy and environmental initiatives to differ materially from those set forth in the forward-looking statements include general economic conditions, unforeseen installation or equipment problems and fluctuations in the oil and gas markets and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END